2003

12-31-03

APR 1 4 2004

04025526

Forrester Research Annual Report

smart decisions

MAKING BUSINESS THRIVE ON TECHNOLOGY CHANGE

Forrester is an independent technology research company that provides pragmatic and forward-thinking advice about technology's impact on business.

Business, marketing, and IT professionals worldwide collaborate with Forrester to align their technology investments with their business goals. Established in 1983, Forrester is headquartered in Cambridge, Mass.

Financial Highlights (in thousands, except client companies and per share data)

Year Ended December 31,	2001	2002	2003
Revenues	$ 159,120	$ 96,936	$ 125,999
Operating income (loss)	$ 20,617	$ (1,143)	$ 1,578
Net income	$ 18,117	$ 589	$ 2,191
Basic net income per common share	$ 0.80	$ 0.03	$ 0.10
Diluted net income per common share	$ 0.76	$ 0.02	$ 0.10

December 31,	2001	2002	2003
Stockholders' equity	$ 220,398	$ 213,868	$ 208,322
Deferred revenue	$ 59,930	$ 42,123	$ 68,630
Agreement value (1)	$ 116,169	$ 78,134	$ 126,285
Client companies (2)	1,542	1,125	1,812

(1) Agreement value, as measured by Forrester, represents the total revenues recognizable from all core research and advisory service contracts in force at a given time, without regard to how much revenue has already been recognized.

(2) Client companies represents the total number of companies with which Forrester conducts business at a given point in time. Forrester may provide multiple services to more than one business unit of the client company.



George F. Colony, Chairman of the Board and Chief Executive Officer

Dear fellow shareholders,

Forrester has always been about smart decisions. I founded the company more than 20 years ago to help large companies through the complex and difficult technology decisions they make every day. These choices require the right information, long- and short-term perspective, knowledge of best practices, and the vision to ensure that technology investments are aligned with business needs. As a company, we continually strive to help our clients with all elements of the decision process — to guarantee that technology strategy and execution yield the highest possible return.

2003 was an exciting year because Forrester made changes that have improved our ability to help clients make smart decisions. Here's what happened.

Forrester + Giga

In February 2003, Forrester acquired Giga Information Group, a high-quality provider of research and consulting for information technology professionals. Two imperatives drove the deal: 1) It deepened Forrester's coverage of IT, and 2) it widened our coverage to include practical guidance on IT issues.

Since the mid-1990s, Forrester has created research for three constituencies within large corporations — IT, marketing, and business executives who need technology to implement their strategies. By 2002, Forrester had become focused primarily on how technology would help marketing and business. The acquisition of Giga sharpened our coverage of IT by adding broad and deep research into information technology issues.

Forrester has always helped clients with long-term technology planning. Giga's strength was in providing practical help with today's decisions. Bringing the companies together made sense — Forrester helped you plan; Giga helped you act. As a combined company, we can now give our clients guidance across the life span of technology decisions — from conception to execution.

Strategically, the deal worked. The real clincher was the nearly 800 distinctive clients that each company brought with it. This represented a marvelous opportunity to deliver new value to nearly 1,600 clients — to cross-sell Giga and Forrester research to new groups of companies. The combination of Giga and Forrester opened up the potential for us to increase our customer base, as well as our market coverage and profile.

While a deal may work on paper, the chemistry and cultural fit determine final success. Giga came to us with a well-respected staff of committed employees who possess both experience and wisdom. From analysts to editors, Events coordinators to account managers, they share Forrester's sharp focus on the client. They possess a passion for helping our customers achieve their goals.

There is still work to be done. But our common belief in client service, unwavering ethics, objectivity, fairness, and quality are a sustaining, solid foundation for our ultimate common success.

WholeView 2™ Research

As 2003 progressed, we structurally integrated Forrester and Giga, combining our sales, research, and corporate staffs. The last element to come together was the research product. Through the first three quarters of 2003, the company produced and sold two separate research suites — Giga Advisory and Forrester WholeView. In the summer we designed a unified research product that featured the best of both companies — WholeView 2 Research.

Before I describe WholeView 2, a quick observation about large corporations and their evolving approach to technology. Up until the early 1990s, technology was the sole province of the IT staff. But then came the Internet, which forged a new connection between companies and their customers. The IT staff still has a critical role to play, but it must now strongly collaborate with the marketing and business side. Corporations that nail this new organizational imperative (FedEx, British Petroleum, and General Motors come to mind) are often the companies that derive the highest return and greatest customer satisfaction from their technology expenditures.

WholeView 2, which incorporates Giga's practical advice for IT and Forrester's planning directions for marketing and business, enables this collaboration. Making smart choices across the three disciplines of IT, marketing, and business is challenging — WholeView 2 is designed to be a catalyst for these complex decisions.

A final note on WholeView 2 Research. Over time we have discovered that clients who have engaged person-to-person with Forrester — completed Inquiries with analysts, attended an Event, retained us for a Consulting project — are most likely to renew their contract. In other words, those clients who simply read our research miss the full value of what we offer. With that in mind, we built WholeView 2 to engender engagement between Forrester and the client. A WholeView 2 Member not only receives our research but also has access to analysts through daily ForrTel™ conference calls, a Forum, and Unlimited Inquiry. This design strengthens the connection between the client and Forrester, driving higher client satisfaction and renewal rates.

Forrester Oval Program™

In last year's annual report, I talked about how the research industry is going through a fundamental change. The business in the '80s and '90s was driven by a push model, where Forrester and its competitors would create research and push it out to clients. With the coming of the Web and search technologies like Google, consumers of research have often come to expect specialized answers to their particular problems or specific challenges. In a sense, research customers now want to *pull* to themselves the research that is most relevant and most germane to their problems.

Forrester has responded by introducing several pull products. In 2003 we launched the Forrester Oval Program — our business of building title-specific boards of executives that we serve with specialized research, best practices, and private peer-to-peer meetings. In 2003 we debuted five boards: The CIO



2
3
4

1. Daniel Mahoney, Senior Vice President, Research; **Gail S. Mann, Esq.,** Chief Legal Officer and Secretary; **Tahar Bouhafs,** Managing Director, Forrester Asia, MEA, Latin America. **2. Warren Hadley,** Chief Financial Officer and Treasurer; **Neil Bradford,** President, Forrester North America. **3. Richard C. Belanger,** Chief Technology Officer; **Brian E. Kardon,** Chief Strategy and Marketing Officer; **Timothy M. Riley,** Chief People Officer. **4. Robert W. Davidson,** President, Forrester Europe.

Group, the Analyst Relations & Marketing Council, the Application Development Council, the Enterprise Architecture Council, and the Security & Risk Management Council. These senior boards, with total membership of 290 by year-end 2003, are collaborative networks for executives at $1 billion-plus companies. Members direct research agendas, attend triannual board meetings, and access Forrester's databases of best practices and benchmarking data.

With the advent of the Oval Program, Forrester is transitioning to become a push + pull research company — able to deliver syndicated push research to tens of thousands of users and specialized pull research to confidential, collaborating boards of executives. Cross-sell opportunities between these two sets of clients represent a primary source of potential growth. With Oval, Forrester can directly serve CIOs and other high-level executives in large companies while cross-selling push research to personnel at other levels in the organization. Oval represented approximately 2% of Forrester's business in 2003, and we expect this number to increase significantly in the next several years.

Geographic Reach

Technology remains a primary driver in the world economy. Developed countries see technology as a vital segment of their GDP. And developing nations are feverishly working to build their technology infrastructures and indigenous technology businesses. That's why Forrester continues to internationalize — we want to be ready to help $1 billion-plus companies and governments in all regions of the world as they increase their technology profiles.

Forrester now has four research centers in Europe, which work closely with the four research centers in the US. As of December 31, 2003, sales offices in Japan and Australia were augmented by independent sales representatives in 14 additional countries. India was our fastest-growing region in 2003, and I expect that our business will remain strong there as the offshore outsourcing trend intensifies. At year-end 2003, 29% of Forrester's business was outside of the US. Our long-term goal is to derive 50% of our business from outside of the US.

2004

As Forrester heads into 2004, the company looks very different than it did just one year ago. To help clients with a broader spectrum of decisions, Forrester now goes to market with four product families: Research, Data, Consulting, and Community.

As I have discussed above, WholeView 2 Research covers a wide range of technology issues, from computing systems to security. Additionally, our research suite analyzes the use of technology in nine vertical markets — including healthcare, retail, and financial services. The focus of Forrester's research continues to be helping clients at the intersection of business and technology.

The second product set is our business of selling data detailing the behavior and attitudes of consumers and businesses. In 2003, this business expanded to include:

- Business Technographics® Data & Services, providing customized mapping of the buying patterns and spending plans of large North American and European companies.
- Custom Consumer Research, generating specific cuts of our consumer data for individual client engagements.

We will continue to add resources and new products to grow our Data business in 2004.

The third product group is Consulting, which we offer in three flavors: strategic programs, project consulting, and advisory consulting. Strategic programs include large, longer-term consulting projects. This is a small part of our business — less than 3% — but an important service for a select number of clients. Project consulting includes help for our clients based on proprietary consulting methodologies. These include Total Economic Impact (TEI)™, which analyzes the long-term costs and return on major technology investments, and Web Site Reviews, which help our clients increase the efficacy and usability of their Web sites. The third and dominant form of Consulting offered by Forrester is advisory consulting. These are one- or two-day engagements performed by Forrester analysts to help clients apply Forrester's research. Advisory consulting comprises approximately 80% of our Consulting activities.

Community is the fourth product family. Community includes the Forrester Oval Program, delineated above; Boot Camps; and our Events business. Events continue to be an important means of networking our clients and driving intimacy between clients and Forrester. We expect to host eight Forums worldwide in 2004.

A Personal Note

I often get two questions from investors and employees: "What will drive the tech industry to grow again?" and "What is Forrester's long-term opportunity?"

To get at the question about tech's growth, you have to parse the answer into two elements: tech change and tech buying. During the recession, tech change has not attenuated. The academics at MIT, Caltech, and Stanford and researchers at the Watson Research Center, HP Labs, and Microsoft Research have slowed neither their research nor their patent activity in the past three years. Indeed, I would point to five areas where change and progress have been raging: 1) Web services (a standard language between the computer systems of different companies); 2) Extended Internet (how the physical world connects to the digital world — led by radio frequency identification [RFID]); 3) Organic IT (a third-generation data center architecture that will share IT resources efficiently, automate IT tasks, and deliver greater business flexibility); 4) offshore outsourcing; and 5) the movement toward open source systems like Linux.

So why, with all of this change, has the tech market been so quiet? The simple answer is downward pressure on spending. Forrester has researched tech spending of $1 billion-plus companies for years. As a rule, large corporations do not increase technology budgets if GDP growth is less than 4%. In other words, technology spending parallels economic growth; it does not presage systemic growth in the economy.

So what will get tech growing again? Two factors: 1) technology change (and we've got that), and 2) an improving worldwide economic picture, resulting in increased technology budgets.

What about Forrester's long-term growth? What are the prospects there? In the long term, our growth will be driven by a fundamental imbalance. In 2004, approximately $2 trillion will be spent on technology worldwide. But the organizations that will be spending this money plan to spend very little on research. How do we turn this challenge into opportunity?

As I think back to why I got into this business in the first place, it really was about minimizing the waste at large companies and maximizing their efficiency in the use of technology. Clearly, our work toward this ambitious goal is far from complete. Forrester has 14% of the approximately 4,700 $1 billion-plus companies as clients. We are less than 20% penetrated in our target market. And less than 25% of all $1 billion-plus companies buy research of any kind to optimize their technology purchases and plans. Clearly, Forrester's opportunity is still burning brightly. In simple words, much of the world remains only semiliterate in the difficult language of technology — we still have many left to teach.

As Forrester moves into its 21st year (wow — it's gone fast, and every minute has been a blast!), the company has never been better prepared to help large corporations get technology right. From adding Giga, to widening our product line to include Data and Consulting, to entering the boards business with Oval, to extending our international reach to locales like India, to the creation of fantastic research, Forrester is helping companies improve the quality of their decisions across geographies, organizations, and a wide range of problems.

Guided by our seven values of Client, Communication, Consistency, Creativity, Quality, Quickness, and Service, the amazing staff of Forresterites has never been better prepared to help our clients reach high-IQ, smart decisions. For all of us, this challenge has never been more fun, more compelling, or more engaging.

Thank you for your support in 2003. I look forward to seeing you in 2004. Please contact me directly at gcolony@forrester.com if you have any questions or would like to exchange ideas.

All the best,



George F. Colony
Chairman of the Board and Chief Executive Officer
Forrester Research, Inc.

Business as usual no longer exists.

New, unexpected competitors emerge. Technology advancements blur geographic boundaries — a pricing decision in Boston can instantaneously alter product development in Bangalore and distribution in Brussels. The rewards of value have moved to the agile and innovative. Fast adjustment to change is imperative.

Change calls for decisions — and today's decisions cannot afford to ignore time or economic restrictions. The right decisions about the right technologies and trends are what drive business forward.

For more than 20 years, Forrester has helped the world's leading organizations thrive on technology change. Our unparalleled objectivity, methodological rigor, and deep insight give our clients the clarity and certainty to make swift, smart decisions.

smart decisions

fast direction

Who: Vice president of IT finance, large US institution.

Challenge: The client wanted to cut costs by outsourcing a large portion of its IT work to an Indian vendor. At the time, 35% of the IT staff were contractors, and the organization had little experience managing IT service vendors, no experience with IT sourcing, and immature internal IT processes.

Program: Throughout the course of this engagement, Forrester helped the client:

- Determine current and future skills needs.
- Develop skills to manage the offshore program and external vendors.
- Identify which applications to outsource and how to stage them.
- Design a strategy to retain and motivate critical employees through the transition.
- Improve business analysis and communication processes for collaboration with the client's vendor.
- Build an organizational structure for an outsourced relationship.
- Create a request for proposal (RFP) and select vendors.

Smart Decision: With Forrester's help, the client initiated a major offshore outsourcing program in a remarkable five months — a time savings of at least one year from its original goal.

cost-effective analysis

Who: Steering committee, large retail bank.

Challenge: The client asked Forrester to study the standardization of desktop computing across all divisions of its organization. At the time, each business unit was individually managed and had achieved various levels of standardization. Would enterprisewide desktop standardization reduce IT costs and meet business requirements?

Program: Forrester met with the steering committee and interviewed key stakeholders in each business unit. From these conversations, our analysts created scenarios and facilitated economic analysis and risk adjustment using Forrester's Total Economic Impact (TEI) methodology. TEI balances cost with three other equally significant factors — benefits, flexibility, and risk — to comprehensively determine the value of IT. We then provided an audit and analysis report that included a focus on the business users' needs, the plausibility of proposed scenarios, economic analysis, risk adjustments, and support for the initiative.

Smart Decision: Desktop standardization at all business units would result in an estimated annual savings of $13 million.

Who: Senior manager of IT architecture, North American energy utility company.

Challenge: The client needed to identify and control its runaway infrastructure costs. The company was underutilizing its existing infrastructure, driving the IT-related hardware budget unrealistically and unnecessarily high while not showing improvements in efficiency or investment return.

Program: Forrester analysts assessed the alignment of the client's business strategy with its IT goals, as well as its current architecture. The analysis revealed that the company was in a prime position to take advantage of Forrester's Organic IT approach for sharing IT resources efficiently, automating IT tasks, and delivering greater business flexibility. Analyst teams then systematically introduced the principles of Organic IT to various functional groups within the organization, demonstrating significant short- and long-term cost savings when properly applied.

strategic guidance

Smart Decision: The client's architecture team identified more than $48 million in potential savings throughout the organization by adopting Organic IT.

thrive on change

Helping business thrive on technology change is Forrester's purpose. Our clients are continuously looking for the most efficient ways to take advantage of their current investments — and new ones. We stay ahead of shifts in the market and technology innovation to keep our clients' strategies in line with their business needs. From one change to the next, we help them drive smart decisions throughout their organizations and to the bottom line.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the fiscal year ended December 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

For the transition period from to

Commission File Number: 000-21433

Forrester Research, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**04-2797789**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification Number)*
400 Technology Square Cambridge, Massachusetts	**02139**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (617) 613-6000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class Common Stock, $.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2003 (based on the closing price as quoted by the Nasdaq National Market as of such date) was approximately $232,870,622.

As of March 8, 2004, 22,067,204 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Company's Annual Meeting of Stockholders for the year ended December 31, 2003 are incorporated by reference into Part III hereof.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify these forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1. *Business*

General

Forrester Research, Inc. is an independent technology research company that conducts research and provides advice about the impact of technologies on business, consumers, and society. We provide our clients with a holistic perspective on technology and business, which we call the WholeView™. This approach provides guidance on business strategy, technology investments, and customer trends that clients need to win customers, identify new markets, and scale their operations to gain competitive advantages. Our products and services are targeted to senior management, business strategists, and marketing and technology professionals at companies with more than $1 billion in revenues who use our prescriptive and executable research to understand and capitalize on changing business models and emerging technologies.

We offer our clients a flexible selection of engagement opportunities in the areas of Research, Data, Consulting, and Community. Research serves as the foundation of all our offerings and consists primarily of annual memberships to our WholeView Research that provide comprehensive access to our core research on a wide range of business and technology topics. These include the impact that the application of technologies may have on business models, operational strategy, financial results, investment priorities, organizational effectiveness, and staffing requirements. In addition to our WholeView Research, we also provide several client-focused products and services in our Data, Consulting, and Community offerings. Each of these allow our clients to interact directly with analysts and explore in greater detail the issues and topics covered by our WholeView Research on a client-specific basis. Our Data and Consulting products and services provide opportunities for custom analysis tailored to clients' specific needs. Our Community offerings allow senior executives to receive targeted analysis and exchange relevant advice on best practices by engaging in exclusive peer interactions, either through membership in a Community program or attendance at a specific Forrester Event. Events are conferences devoted to critical business and technology issues, which bring together our clients and major technology and business leaders to discuss the impact of technology change on business. Our WholeView Research platform combines with our Data, Consulting, and Community products and services to provide our clients with comprehensive, integrated access to our research, analysts, online tools, presentations, advice, and speeches.

We were incorporated in Massachusetts on July 7, 1983 and reincorporated in Delaware on February 21, 1996. In February 2003, we acquired Giga Information Group, Inc., or Giga, a global technology advisory firm, pursuant to a cash tender offer and second step merger. Giga's products and services enhanced our offerings by providing objective research, pragmatic advice, and personalized consulting on information technology. We have worked carefully to integrate Giga into Forrester in a manner that preserves and enhances the core features that both companies' customers have valued most.

Our Internet address is *www.forrester.com* and the Internet address for the investor information section of our Web site is *www.forrester.com/ER/Investor.* We make available free of charge, on or through the investor information section of our Web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Industry Background

Emerging technologies continue to play a central role in companies' efforts to remain both competitive and cost-efficient in an increasingly complex global business environment. These decisions require participation from corporate leaders, business managers, marketing executives, and technology professionals. Together, these individuals must work to reduce and even eliminate the traditional separations between marketing, business strategy, and technology to reach new markets, gain competitive advantage, and develop high customer service and loyalty levels. Developing comprehensive and coordinated business strategies is difficult because as the economy and technology change, consumers and businesses adopt new methods of buying and selling, and markets grow increasingly dynamic.

Consequently, companies rely on external sources of expertise that provide independent business advice spanning a variety of areas including technology, business strategy, and consumer behavior. We believe there is a need for objective research that is thematic, prescriptive, executable, and that provides a comprehensive perspective on the integrated use of technology in business.

Forrester's Solution

Our business and technology expertise enables us to offer our clients the best available research on changing business models and technologies, technology investments, implementation changes, and customer trends. Our solution provides our clients with:

The WholeView. We provide our clients with a comprehensive and unified view of technology's impact on business, which we call the WholeView, the primary component of which is WholeView Research. WholeView Research provides our clients with comprehensive access to our core research offerings. Our WholeView Research combines with our Data, Consulting, and Community products and services to offer clients access to the research, data, analysts, and peer insights they need to:

- Assess potential new markets, competitors, products, and services.
- Anticipate technology-driven business model shifts.
- Understand how technology affects consumers and can improve business processes.
- Educate, inform, and align strategic decision-makers in their organizations.
- Navigate technology implementation challenges and optimize technology investments.
- Capitalize on emerging technologies.

A Unified Set of Services to Build Business and Technology Strategies. Clients may combine our WholeView Research with Data, Consulting, and Community offerings to enhance their understanding and the value of the core research offerings on a customer-specific basis.

Expertise on Emerging Technologies. We started our business in 1983 and have a long history of, and extensive experience in, identifying technology trends and providing research and executable advice on the impact of technology on business. Our research analysts have many years of industry experience, are frequent speakers at business and technology conferences, and are often quoted in the media. They enjoy direct access to the leaders and decision-makers within large enterprises and technology vendors. We provide our research analysts with training to ensure that they have the skills to challenge conventional viewpoints and provide prescriptive, executable insight and research to our clients.

Forrester's Strategy

We seek to maintain and enhance our position as a leading technology research firm and to capitalize on demand for our research by:

Identifying and Defining New Business Models, Technologies, and Markets. We seek to position ourselves ahead of other research firms by delivering pragmatic and forward-thinking research and analysis on the impact of technology on business models and technology infrastructure. We believe that our research methodology and our creative culture allow us to identify and analyze rapid shifts in the use of technology before these changes appear on the horizons of most users, vendors, and other research firms. Our early identification of these shifts enables us to help our clients capitalize on emerging business models and technologies.

Leveraging the WholeView. Our business model, technology platform, and research methodologies allow us to sell existing products and to rapidly introduce new products and services without incurring significant incremental costs. We intend to continue to use our business model, technology platform, and research methodologies to both increase sales of our existing research and introduce innovative new products. In February 2004, we leveraged our Whole View Research to package our Data, Consulting, and Community offerings to enhance and supplement our products and services and which are designed to address clients' customized needs.

Using Targeted, Global Sales Channels. We sell our products and services directly through our headquarters in Cambridge, Massachusetts and through our research centers and sales offices in various locations in North America, Europe, and Asia. We also sell our products and services through independent sales representatives in select international locations, including Australia and South America. We continually seek to increase average sales volume per sales representative, lengthen the average tenure of our sales representatives and sales management, and shorten our sales cycle through marketing initiatives.

Growing Our Client Base Worldwide and Increasing Sales to Existing Clients. We believe that our products and services can be successfully marketed and sold to new client companies worldwide and to new units and divisions within our existing client companies. With our acquisition of Giga, we have extended our research coverage by offering products directed specifically at technology practitioners and hope to capitalize on that extension with both existing and new clients. We believe that within our client base of 1,812 client companies as of December 31, 2003, there is opportunity to sell additional products and services. In addition, we intend to expand our international presence as the growing impact of technology on business innovation creates demand for external sources of objective research. For information regarding our operating segments and financial information about geographic areas, see Note 13 "Operating Segment and Enterprise Wide Reporting" of the Notes to our Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Developing and Retaining Outstanding Research Professionals. The knowledge and experience of our analysts are critical elements of our ability to provide high-quality products and services. We employ outstanding research professionals from varied backgrounds and a wide range of industries. We believe that our culture, which emphasizes quality, cooperation, and creativity, helps us to develop and retain high-caliber research professionals. We provide a competitive compensation structure, recognition and rewards for excellent individual and team performance.

Optimizing the Use of New Technology. Our technology platform allows us to conduct, design, sell, and deliver our research via the Internet. Through this platform we can:

- Create research tools that allow us to perform, and clients to use, research on the Internet.
- Improve fulfillment of sales leads.
- Accelerate the production of our research.

We intend to continue to use emerging technologies to improve the reach and quality of our research.

Products and Services

We offer our clients a selection of products and services in the areas of Research, Data, Consulting, and Community. Research serves as the foundation of all our offerings and is comprised of annually renewable memberships to WholeView 2 Research that provide our clients comprehensive access to research containing unified guidance on business strategy, technology investments, implementation changes, and customer trends. We also offer a flexible selection of products and services categorized as Data, Consulting, and Community designed to customize the insights from WholeView 2 Research to clients' specific needs.

WholeView 2 Research

In February 2004, we introduced WholeView 2 Research, a holistic, unified offering that provides clients with comprehensive access to our core research offerings designed to inform our clients' strategic decision-making. Like the original WholeView Research product introduced in January 2002, WholeView 2 Research consists of a library of cross-linked documents that interconnects our reports, data, product rankings, and research archives and allows clients to move barrier-free across our research. WholeView 2 Research is an integrated product that incorporates those topic areas formerly addressed by Giga's core research product and thus preserves and enhances the core features of both Forrester and Giga research products.

WholeView 2 Research addresses the interplay of business demands and technology capabilities through two components: Business View and IT View.

- **Business View** consists of research targeting industry-specific challenges, trends, and best practices. This research is particularly targeted to marketers, business strategists, product developers, and customer experience managers. In general, our Business View is comprised of the research that previously formed our original WholeView Research package, specifically, our core business strategy research offerings, Technographics®, and TechRankings®.
  - *Business Strategy Research.* Formerly referred to as TechStrategy™, this research provides qualitative industry and technology research that analyzes the impact of technology change and informs strategic decision-making.
  - *Technographics.* Technographics provides primary data and quantitative research that analyzes how technology is considered, bought, and used by consumers and businesses. Consumer Technographics delivers both primary data and quantitative research, based on surveys of over 200,000 households in North America and Europe, which is analyzed and categorized into relevant market segments to help organizations capitalize on changing consumer behavior. Business Technographics is an ongoing quantitative research program that provides comprehensive, in-depth assessments of what motivates businesses to choose certain technologies and vendors over others.
  - *TechRankings.* TechRankings consists of customizable, interactive research databases and Web tools that evaluate enterprise technologies on the basis of hands-on laboratory testing and measurement of characteristics weighted by us. TechRankings research synthesizes a rigorous combination of product evaluation results, market analysis, and user interviews to provide detailed, objective guidance to clients as they select and implement emerging technologies.

Below is a listing of research and topics included in Business View:

All research published in the following topic areas:	Select research published in the following topic areas:
Automotive	**Application Development**
Business Technographics	**Computing Systems**
Consumer Devices & Access	**Content & Collaboration**
Consumer Packaged Goods	**Enterprise Applications**
Consumer Technographics	**Enterprise Mobility**
Customer Experience	**IT Management**
Financial Services	**Networking**
Healthcare & Life Science	**Portals and Site Technology**
IT Services and Outsourcing	**Security**
IT Spending	**Software Infrastructure**
Marketing & Advertising	
Media & Entertainment	
Other Verticals	
Retail	
TechRankings	
Telecommunications	
Travel	

- **IT View** consists of research that provides an extensive focus on information technology management and technology investment issues, as well as developments in technology products and services. This research delivers insight into the issues challenging IT professionals, technology product designers, and marketers and business strategists at technology providers. In general, IT View is comprised of the research that previously formed Giga's core research product.

Below is a listing of research and topics included in IT View:

All research published in the following topic areas:	Select research published in the following topic areas:
Application Development	**Customer Experience**
Business Intelligence	
Business Technographics	
Computing Systems	
Content & Collaboration	
Enterprise Applications	
Enterprise Mobility	
IT Management	
IT Services &Outsourcing	
IT Spending	
Networking	
Portals and Site Technology	
Security	
Software Infrastructure	
TechRankings	
Tech Sector Economics	

Clients subscribing to our WholeView 2 Research may choose between two membership levels:

- **WholeView 2 Member Licenses** include access to the written research, as well as Unlimited Inquiry with all analysts, one Event seat, and ForrTel™ access.
  - *Unlimited Inquiry.* Unlimited Inquiry enables clients to contact any of our analysts for quick feedback on projects they may have underway, to discuss ideas and models in the research, or to answer questions about unfolding industry events. Typically, Unlimited Inquiry sessions are 30-minute phone calls, scheduled upon client request, or e-mail responses coordinated through our Client Resource Center.
  - *Event Seat.* Events bring together senior executives for one- or multi-day conferences to network with their peers and to hear business leaders discuss the impact of technology on business.
  - *ForrTel.* ForrTels are hour-long audio teleconferences on selected topics that are held daily. They consist of an analyst-led presentation followed by questions from participants. Members may access the analyst Web presentation and participate in the subsequent forum for questions and discussion among all attendees.
- **WholeView 2 Reader Licenses** provide access to our written research.

Both Member and Reader clients receive access to our Client Resource Center which is a call center dedicated to providing additional information about our research, methodologies, coverage areas, and sources. The Client Resource Center is available on demand to help clients navigate our Web Site, find relevant data and forecasts, and put clients in contact with the appropriate analyst for inquiries.

Data

Our Data products and services focus on consumers' and business users' attitudes about and behavior toward technology, including ownership, future purchases, and adoption trends. These products incorporate extensive survey research designed and analyzed by our staff. Clients can leverage our Technographics research or choose to have us conduct data analysis on their behalf. Our Data products include:

- **Consumer and Business Technographics Data & Services.** Our Technographics Data & Services leverage our core research findings to provide an in-depth understanding of how consumers and businesses think about and use technology. We combine respondent data sets from our Technographics surveys into three offerings: Consumer Technographics North America, Consumer Technographics Europe, and Business Technographics North America. We also provide insight into how consumers think about, buy, and use technology in the categories of devices and media, healthcare, financial services, retail, and travel. Additionally, clients have access to a Technographics data specialist to help them use the research effectively to meet their specific business needs.
- **Consumer Technographics Omnibus Survey.** The Technographics Omnibus Survey provides our clients with the ability to contact 5,000 U.S. households that already have responded to our most recent annual benchmark survey, and ask a specific new question. We append the responses to the full benchmark survey, as well as the client-specific question, so that a client can conduct multiple cross-tabs on the data. In effect, with the Technographics Omnibus Survey, clients have access to custom data at a much lower cost than full-scale, customized research.
- **Custom Consumer Research.** Leveraging our experience and data from our Technographics research, our Custom Consumer Research advisors collaborate with clients' teams to design research agendas aimed at understanding those clients' consumers. The Custom Consumer Research team thoroughly assesses each project to recommend a methodology that will best answer our clients' strategic questions. We employ a wide range of methodologies to accomplish this, including: custom surveys, custom segmentations, in-depth interviews, and focus groups.

Consulting

Our Consulting services leverage our WholeView 2 Research to deliver customized research services designed to assist clients in executing corporate strategy, promoting new initiatives, or making large technology investments. Programs and deliverables are designed collaboratively by a research analyst and a client.

Through our consulting services, we help our clients develop a combination of existing and custom research to address a range of issues, including:

- *Market Strategy*
- *Effective Use of Technology*
- *Innovation & Organizational Design*
- *Supply & Demand Networks*
- *IT Sourcing*

Community

Our Community products and services are designed to foster effective connections between peers, analysts, and the relevant research. Each of our Community programs provide exclusive networking opportunities, advice on best practices, and targeted analysis. Community products and services include annual memberships in the Forrester Oval Program™, participation in Web Site Reviews and Boot Camps, and attendance at Forrester Events.

- **Forrester Oval Program.** Clients may choose to participate in one or more of the following Forrester Oval Programs:
  - The CIO Group
  - Analyst Relations & Marketing Council
  - Application Development Council
  - Enterprise Architecture Council
  - Security & Risk Management Council

Our Forrester Oval Program is an exclusive offering for senior executives at large companies worldwide. Members receive access to the following:

  - senior analyst teams for individual research-related questions,
  - membership-directed research which includes comprehensive coverage of industry trends and best practices,
  - exclusive industry-specific benchmark data, and
  - peer-to-peer networking through premier event meetings and group audio-conferences.

- **Web Site Reviews and Boot Camps.** Our Web Site Reviews provide targeted, action-oriented assessments of clients' Web sites, extranets, or intranets. Feedback is based on comprehensive examination of the site by our analysts, as well as any additional information a client provides about its Web strategies. Boot Camps focus on Web design and strategy and teach clients how to review and produce useful, user-friendly sites.

- **Forrester Events.** We host multiple Events in various locations throughout the year. Events build upon past Forrester and Giga conferences to bring together senior executives to network with their peers and to hear business leaders discuss the impact of technology on business.

Pricing and Contract Size

We derive our revenue from client contracts consisting of two primary categories of revenue: research and advisory services. All the product offerings listed above are comprised of research, advisory services, or some combination of the two. Research offerings generate research revenues only, and Consulting offerings consist solely of advisory services revenues. Our Data and Community offerings, however, generate a combination of research and advisory services revenues.

Contract pricing for annual memberships for research only is principally a function of the number of recipients at the client. Pricing of contracts for research and advisory services is a function of the number of research recipients, and the amount and type of advisory services. The average contract for annual memberships for research only at December 31, 2003 was approximately $38,200, a decrease of 13% from $43,900 at December 31, 2002, principally as a result of lower average contract values for contracts with legacy Giga customers. The average contract for an annual membership for research which also included advisory services at December 31, 2003 was approximately $78,400, a decrease of 3% from $80,500 at December 31, 2002.

We believe that the agreement value of contracts to purchase research and advisory services provides a significant measure of our business volume. We calculate agreement value as the total revenues recognizable from all research and advisory service contracts in force at a given time without regard to how much revenue has already been recognized. Principally as a result of the Giga acquisition in February 2003, agreement value increased 62% to $126.3 million at December 31, 2003 from $78.1 million at December 31, 2002.

Research Analysts and Methodology

We employ a structured methodology in our research that enables us to identify and analyze technology trends, markets, and audiences and ensures consistent research quality and recommendations across all coverage areas. Our research provides consistent research themes and comprehensive coverage of business and technology issues across our coverage areas.

We ascertain the issues important to technology users through thousands of interactions and surveys with vendors and business, marketing, and IT professionals. Accordingly, the majority of our research is determined directly by the issues our clients face each day. We use the following primary research inputs:

- Confidential interviews with early adopters and mainstream users of new technologies.
- In-depth interviews with technology vendors and suppliers of related services.
- Ongoing briefings with vendors to review current positions and future directions.
- Continuous dialogue with our clients to identify technology issues in the marketplace.

Our Technographics research combines our qualitative research methodology with traditional survey research methodologies such as correlation, frequency distribution, cross-tabulation, and multivariate statistics to produce research reports, quantitative survey data, and data briefs. Third-party data vendors are frequently used for data collection and tabulation.

Our TechRankings research combines in-depth product test results and user interviews with market and strategic analysis to score attributes of emerging technologies. We then apply this research and strategic analysis to determine the weighting of each attribute and create interactive scorecards, databases, and reports.

Collaboration between analysts is an integral part of our process, leading to higher-quality research and a unified perspective. All of our WholeView 2 Research begins either with a client or vendor catalyst or with discussion sessions among analysts to generate ideas for research. Analysts test ideas throughout the research process at both informal and weekly research meetings. Our reports are consistent in format, and we require our analysts to write in a structure that combines graphics with easy-to-read text to deliver concise, decisive, relevant, and objective research to our clients. At the final stage of the research process, senior analysts meet to test the conclusions of each research report. An analyst who has not been involved in the creation of a particular report reviews the report to ensure quality, clarity, and readability. All research is reviewed and graded by senior research management.

Sales and Marketing

We sell our products and services directly through our headquarters in Cambridge, Massachusetts and through our research centers and sales offices in various locations in North America, Europe, and Asia. We also sell our research products directly online through our Web site and use local independent sales representatives to market and sell our products and services internationally in selected international markets, including Australia and South America.

We employed 190 sales representatives as of December 31, 2003, an increase of 81% from 105 as of December 31, 2002, principally due to our acquisition of Giga. Our direct sales force consists of:

- Sales directors who focus on high-level client contact and service.
- Account managers who are responsible for maintaining and leveraging the current client base by renewing and selling additional products and services to existing clients.
- Account executives who develop new business in assigned territories.
- Telesales (inside sales) representatives who focus on smaller client prospects and renewals.

Our marketing activities are designed to increase awareness of the Forrester brand and further our reputation as a leader in emerging technology research. We actively promote brand awareness via our Web site, Forrester Events, extensive worldwide press relations, and direct mail campaigns. We also employ an integrated direct marketing strategy that uses Internet, mail, and telephone channels for identifying and attracting high-quality sales leads. We encourage our analysts to increase our visibility by having their research ideas selectively distributed through various Internet, print, and television outlets.

As of December 31, 2003, our research was delivered to 1,812 client companies. No single client company accounted for more than 3% of our revenues for the year ended December 31, 2003.

Competition

We believe that the principal competitive factors in our industry include the following:

- Quality of research and analysis.
- The ability to offer products and services that meet the changing needs of organizations for research and analysis.
- Customer service.
- Independence from vendors and clients.
- Timely delivery of information.
- The ability to leverage new technologies.
- Price.

We believe that we compete favorably with respect to each of these factors. We feel that our early focus on emerging technologies is a significant competitive advantage. Additionally, we believe that our WholeView approach, research methodology, and easy-to-read formats distinguish us from our competitors.

We compete principally in the market for research about technology. Our principal direct competitors include other providers of similar services, such as Gartner Group, as well as Internet and digital media measurement services. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business consulting firms. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market, and new competitors could readily seek to compete against us in one or more market segments addressed by our research. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Employees

As of December 31, 2003, we employed a total of 560 persons, including 193 research staff and 190 sales representatives.

Our culture emphasizes certain key values — including client service, quality, and creativity — that we believe are critical to our future growth. We promote these values through rigorous training and frequent recognition for achievement. We encourage teamwork and promote and recognize individuals who foster these values. Each new employee that we hire undergoes a multi-day training process. This training includes workshops and presentations by select managers, which focus on our corporate goals and provide individuals with the skills necessary to achieve our key values.

All members of our research staff participate in our incentive compensation bonus plan. Their performance is measured against individual and team goals to determine an eligible bonus that is funded by our overall performance against key business objectives. Individual and team goals include on-time delivery of high-quality research and advisory services support to clients. In addition, analysts, research directors, and research management are eligible to receive equity awards under our incentive stock option plan.

All of our direct sales representatives participate in our annual sales incentive compensation plan. Under this plan, we pay commissions monthly to sales personnel based upon attainment of net bookings against established quotas. In addition, all account managers, account executives, regional managers, and regional directors are eligible to participate in our incentive stock option plan based on performance.

Risks and Uncertainties

We are subject to risks and uncertainties that could cause our actual future activities and results of operations to be materially different from those set forth in forward-looking statements made by us. These risks and uncertainties include:

Fluctuations in Our Operating Results. Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control, and which may affect our stock price. These factors include, but are not limited to:

- The timing and size of new and renewal memberships for our research from clients.
- The timing of revenue-generating Events sponsored by us.
- The utilization of our advisory services by our clients.
- The introduction and marketing of new products and services by us and our competitors.
- The hiring and training of new analysts and sales personnel.
- Changes in demand for our products and services.
- General economic conditions.

As a result, our operating results in future quarters may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, offices, or strategic alliances by us or the technology industry may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

A Decline in Renewals for Our Membership-Based Research Services. Our success depends in large part upon renewals of memberships for our research products. Approximately 66%, 57%, and 51% of our client companies with memberships expiring during the years ended December 31, 2003, 2002, and 2001, respectively, renewed one or more memberships for our products and services. These renewal rates are not necessarily indicative of the rate of future retention of our revenue base. The increase in renewal rates from 2002 to 2003 are reflective of the acquisition of Giga during 2003 and an improving economic environment. Any future declines in renewal rates could have an adverse effect on our revenues.

Ability to Develop and Offer New Products and Services. Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by addressing specific industry and business organization sectors and by anticipating and identifying changes in client requirements and changes in the technology industry. The process of internally researching, developing, launching, and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

Loss of Key Management. Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder, Chairman of the Board, and Chief Executive Officer, could adversely affect our business.

The Ability to Attract and Retain Qualified Professional Staff. Our future success will depend in large measure upon the continued contributions of our senior management team, research analysts, and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional professionals from a limited pool of qualified candidates. We experience competition in hiring and retaining professionals from developers of Internet and emerging-technology products, other research firms, management consulting firms, print and electronic publishing companies, and financial services companies, many of which have substantially greater ability, either through cash or equity, to attract and compensate professionals. If we lose professionals or are unable to attract new talent, we will not be able to maintain our position in the market or grow our business.

Failure to Anticipate and Respond to Market Trends. Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research to meet the changing information needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

Competition. We compete in the market for research products and services with other independent providers of similar services. We may also face increased competition from Internet-based research firms. Some of our competitors have substantially greater financial, information-gathering, and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business consulting firms. Our indirect competitors may choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market and new competitors could readily seek to compete against us in one or more market segments addressed by our products and services. Increased competition could adversely affect our operating results through pricing pressure and loss of market share.

Integration of Giga. In February 2003, we acquired Giga, a global technology advisory firm. We may be unable to achieve all of the anticipated benefits from this acquisition. For example, we cannot be certain that all of Giga's customers will continue to do business with us. If we do not complete the integration of Giga effectively, we may fail to achieve all of the benefits we expected from the acquisition and our financial condition and results of operations may be adversely affected.

This list of uncertainties and risks is not exhaustive. Certain factors that could affect our actual future activities and results and cause actual results to differ materially from those contained in forward-looking statements made by us include, but are not limited to, those discussed above as well as those discussed in other reports filed by us with the Securities and Exchange Commission.

Executive Officers

The following table sets forth information about our directors and executive officers as of March 15, 2004.

Name	Age	Position
George F. Colony	50	Chairman of the Board, Chief Executive Officer, and President
Richard C. Belanger	39	Chief Technology Officer
Tahar Bouhafs	47	Managing Director, Forrester Asia, MEA, Latin America
Neil Bradford	31	President, Forrester North America
Robert W. Davidson	56	President, Forrester Europe
Warren Hadley	35	Chief Financial Officer and Treasurer
Brian E. Kardon	46	Chief Strategy and Marketing Officer
Daniel Mahoney	55	Vice President, Research
Gail S. Mann, Esq.	52	Chief Legal Officer and Secretary
Timothy M. Riley	52	Chief People Officer
Henk W. Broeders	51	Director
Robert M. Galford	51	Director
George R. Hornig	49	Director
Michael H. Welles	49	Director

George F. Colony, Forrester's founder, has served as Chairman and Chief Executive Officer since its inception in July 1983.

Richard C. Belanger became Forrester's chief technology officer in May 1998. From 1996 to 1998, Mr. Belanger served as vice president of interactive media and vice president of technology for Mainspring Communications, an Internet strategy research consulting firm. He was vice president of technology at Information Access Company, an on-line information provider, from 1995 to 1996, and vice president of information services at Information Access Center, formerly Ziff-Davis Technical Information Company, from 1992 to 1995.

Tahar Bouhafs became managing director, Asia, MEA, Latin America in October 2001. Mr. Bouhafs was previously Forrester's director of international channels from 1998 to 2001 and director of European sales from 1992 to 1998. Prior to joining Forrester, Mr. Bouhafs was a faculty member in the computer science departments at Fitchburg State College and Boston University from 1985 to 1992.

Neil Bradford became president, Forrester North America (formerly managing director, Forrester North America) in August 2003. Mr. Bradford previously served as managing director, Forrester Global from 2001 to 2003 and as managing director of Forrester Research Ltd. from 1999 to 2001, a role he assumed after Forrester's acquisition in November 1999 of Fletcher Research Limited, a UK-based research firm co-founded by Mr. Bradford in 1997. Prior to co-founding Fletcher and joining Forrester, Mr. Bradford was a consultant at McKinsey and Company, a management consulting firm, from 1995 to 1997.

Robert W. Davidson became president, Forrester Europe (formerly, managing director, Forrester Europe) in June 2001. Prior to joining Forrester, Mr. Davidson was vice president and corporate controller from 2000 to 2001 and vice president, finance from 1998 to 2000 for Baan Company N.V., a software solutions and services company. From 1996 to 1998, Mr. Davidson served as chief operating officer, Europe of PSI/Vicorp, a software solutions company.

Warren Hadley became Forrester's chief financial officer and treasurer in February 2002. Mr. Hadley previously was our director of finance from 1999 to 2002 and served as our assistant treasurer from 2000 to 2001. Mr. Hadley was our corporate controller from 1996 to 1999. Prior to joining Forrester, Mr. Hadley served as an audit manager for MacDonald, Levine, Jenkins, an accounting firm, from 1993 to 1995.

Brian E. Kardon became Forrester's chief strategy and marketing officer (formerly vice president, strategy and marketing), in January 2003. Prior to joining Forrester, Mr. Kardon was president of First Act, Inc., a children's musical instrument company. From 1999 to 2001, Mr. Kardon served as the executive vice president at HomePortfolio, an online marketplace for home design, products, and services, and from 1995 to 1999, he was senior vice president and chief marketing officer of Cahners Business Information (now Reed Business Information), a business publishing, marketing, and communications company. After graduating from The Wharton School in 1987 with his MBA, Mr. Kardon worked at Braxton Associates, the strategy consulting division of Deloitte Consulting, from 1987 to 1995. At Braxton, Mr. Kardon rose to the position of director of the marketing strategy practice.

Daniel Mahoney became Forrester's vice president, research in March 2003 in conjunction with Forrester's acquisition of Giga. Prior to that, he was senior vice president of research at Giga from 1997 to 2003. Prior to joining Giga, Mr. Mahoney was the general manager of Intranet Partners, an Intranet consulting company, from 1996 to 1997; the general manager of Dataquest North America, a technology information provider, in 1996; and director of systems development for Household Credit Services, the credit card division of Household International, Inc., from 1993 to 1996.

Gail S. Mann, Esq. became Forrester's chief legal officer in February 2004. Ms. Mann previously was of counsel to the law firm of Morse, Barnes-Brown & Pendleton, P.C. from 2002 until joining Forrester, Vice President and Associate General Counsel of Harcourt General, Inc., a global multimedia publishing company, and its affiliate, The Neiman Marcus Group, a high end specialty retailer, from 1999 to 2001, and Vice President and Assistant General Counsel of Digital Equipment Corporation from 1994 to 1998.

Timothy M. Riley became Forrester's chief people officer (formerly vice president, strategic growth) in August 1997. Prior to joining Forrester, Mr. Riley served as the vice president of human resources at Renaissance Solutions, a strategy and knowledge management consulting firm, from 1993 to 1997. Mr. Riley served as director of human resources at Bolt Beranek and Newman, a technology research and development company, from 1987 to 1993.

Henk W. Broeders became a director of Forrester in May 1998. Mr. Broeders has been the Chairman of the Executive Board of Cap Gemini N.V., a management consulting firm located in the Netherlands, since January 2001. Cap Gemini NV is the Dutch subsidiary of the global CGEY organization. From 1992 to 1998, Mr. Broeders was general manager of IQUIP Informatica B.V., a software company in the Netherlands.

Robert M. Galford became a director of Forrester in November 1996. Mr. Galford has been a managing partner of the Center for Executive Development, an executive education provider in Boston, since April 2001. From 1999 to 2001, he was the executive vice president and chief people officer at Digitas, Inc., a technology and marketing services firm. From 1994 to 1999 he consulted to professional services firms and taught in the Executive Programs at the Kellogg School of Management at Northwestern University and Columbia University's Graduate School of Business. Before joining Columbia's Executive Programs, he taught at Boston University from 1993 to 1994. Prior to his work in executive education, Mr. Galford was vice president of the MAC Group, and its successor firm, Gemini Consulting, both of which are management consulting firms, from 1991 to 1994.

George R. Hornig became a director of Forrester in November 1996. Mr. Hornig has been a managing director and chief operating officer of the Private Equity Division at Credit Suisse First Boston, an investment banking firm, since 1999. He was an executive vice president of Deutsche Bank Americas Holding Corporation, a diversified financial services holding company, and several of its affiliated entities, from 1993 to 1998. He is also a director of Unity Mutual Life Insurance Company, Pacific Fiber Company, L.P., Office Tiger LLC, and Ascent Assurance, Inc.

Michael H. Welles became a director of Forrester in November 1996. Mr. Welles is chief operating officer and founder of S2 Security Corporation, an IP-based facility security systems start-up. He previously served as vice president and general manager of the platforms business with NMS Communications, an OEM infrastructure supplier to the telecom industry, from 2000 to 2002. He also served as vice president of news operations and engineering for Individual.com, NewsEdge Corporation, and Individual, Inc., a group of news solutions companies, from 1997 to 2000, and before that as a general manager at Lotus Development Corporation, a software company, from 1991 to 1997.

Item 2. ***Properties***

Our headquarters are located in approximately 146,000 square feet of office space in Cambridge, Massachusetts of which we occupy approximately 85,000 square feet and sub-lease the remainder. This facility accommodates research, marketing, sales, technology, and operations personnel. The initial lease term of this facility expires in September 2006. We have the option to extend this lease for up to two additional terms of five years each.

We also have leased office space for our research centers and sales offices in Amsterdam; Frankfurt; London; Paris; Norwalk, Connecticut; San Francisco; and Santa Clara, and have short-term arrangements in various other locations.

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

Item 3. ***Legal Proceedings***

We are not currently a party to any material legal proceedings.

Item 4. ***Submission of matters to a Vote of Security Holders***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Our common stock is traded on the Nasdaq National Market under the symbol "FORR." On March 8, 2004, the closing price of our common stock was $19.26.

As of March 8, 2004 there were approximately 52 stockholders of record of our common stock.

The following table represents the ranges of high and low sale prices of our common stock for the fiscal years ended December 31, 2002, and December 31, 2003:

	2002		2003	
	High	Low	High	Low
First Quarter	$20.94	$15.52	$17.40	$11.61
Second Quarter	$20.55	$17.30	$16.65	$13.85
Third Quarter	$19.40	$13.45	$17.29	$13.33
Fourth Quarter	$16.39	$11.48	$19.97	$14.14

We did not declare or pay any dividends during the fiscal years ended December 31, 2002 and 2003. We anticipate that future earnings, if any, will be retained for the development of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Item 6. ***Selected Consolidated Financial Data***

The selected financial data presented below is derived from our consolidated financial statements and should be read in connection with those statements.

	Year Ended December 31,				
	1999	2000	2001	2002	2003
	(in thousands, except per share data)				
Consolidated Statement of Income Data:					
Revenues:					
Research services	$66,317	$123,717	$126,935	$70,955	$ 92,289
Advisory services and other	20,951	33,430	32,185	25,981	33,710
Total revenues	87,268	157,147	159,120	96,936	125,999
Operating expenses:					
Cost of services and fulfillment	27,715	45,470	49,113	34,026	50,047
Selling and marketing	31,131	57,957	58,334	30,745	41,017
General and administrative	9,865	18,632	16,854	12,732	14,674
Depreciation and amortization	4,003	7,683	10,069	8,078	6,256
Amortization of intangible assets	—	261	1,025	328	8,778
Integration costs	—	—	—	—	1,055
Reorganization costs	—	—	3,108	12,170	2,594
Costs related to acquisition	694	—	—	—	—
Total operating expenses	73,408	130,003	138,503	98,079	124,421
Income (loss) from operations	13,860	27,144	20,617	(1,143)	1,578
Other income, net	3,710	7,843	7,978	5,539	3,952
Impairments of non-marketable investments, net	—	(950)	(3,217)	(4,118)	(2,354)
Gain on sale of Internet AdWatch	—	—	1,664	—	—
Income before income tax provision	17,570	34,037	27,042	278	3,176
Income tax provision (benefit)	6,589	12,423	8,925	(311)	985
Net income	$10,981	$ 21,614	$ 18,117	$ 589	$ 2,191
Basic net income per common share	$ 0.61	$ 1.03	$ 0.80	$ 0.03	$ 0.10
Diluted net income per common share	$ 0.55	$ 0.88	$ 0.76	$ 0.02	$ 0.10
Basic weighted average common shares outstanding	18,028	20,989	22,551	23,189	22,555
Diluted weighted average common shares outstanding	20,067	24,526	23,907	23,653	22,837

	December 31,				
	1999	2000	2001	2002	2003
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and marketable securities	$ 98,787	$174,739	$205,182	$194,631	$126,733
Working capital	$ 65,366	$115,547	$155,412	$157,443	$ 77,171
Deferred revenue	$ 66,233	$102,527	$ 59,930	$ 42,123	$ 68,630
Total assets	$159,393	$303,803	$305,152	$278,273	$310,975
Total stockholders' equity	$ 78,805	$176,928	$220,398	$213,868	$208,322

Item 7. ***Management's Discussion and Analysis Of Financial Condition And Results Of Operations***

Overview

We derive revenues from memberships to our research product offerings and from our advisory services and events available through what we refer to as Research, Data, Consulting, and Community offerings. Contracts for our research products are available through our Research, Data, or Community offerings and are typically renewable annually and payable in advance. Research revenues are recognized as revenue ratably over the term of the contract. Accordingly, a substantial portion of our billings are initially recorded as deferred revenue. Advisory services are available through our Data, Consulting, and Community offerings to supplement and complement memberships to our research. Billings attributable to advisory services are initially recorded as deferred revenue and are recognized as revenue when performed. Event billings are also initially recorded as deferred revenue and are recognized as revenue upon completion of each event. Consequently, changes in the number and value of client contracts, both net decreases as well as net increases, impact our revenues and other results over a period of several months.

Our primary operating expenses consist of cost of services and fulfillment, selling and marketing expenses, general and administrative expenses, and depreciation and amortization. Cost of services and fulfillment represents the costs associated with the production and delivery of our products and services, and it includes the costs of salaries, bonuses, and related benefits for research personnel and all associated editorial, travel, and support services. Selling and marketing expenses include salaries, employee benefits, travel expenses, promotional costs, sales commissions, and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the technology, operations, finance, and strategy groups and our other administrative functions. Overhead costs are allocated over these categories according to the number of employees in each group.

In February 2003, we acquired Giga Information Group, Inc. ("Giga"), a global technology advisory firm, pursuant to a cash tender offer and second step merger. The results of Giga's operations have been included in our consolidated financial statements since February 28, 2003.

We believe that the "agreement value" of contracts to purchase research and advisory services provides a significant measure of our business volume. We calculate agreement value as the total revenues recognizable from all research and advisory service contracts in force at a given time, without regard to how much revenue has already been recognized. Principally due to the acquisition of Giga, agreement value increased 62% to $126.3 million at December 31, 2003 from $78.1 million at December 31, 2002. Agreement value decreased 33% to $78.1 million at December 31, 2002 from $116.2 million at December 31, 2001 due to a more difficult economic environment. No single client accounted for more than 3% of agreement value at December 31, 2003.

Our historical experience is that a majority of client companies renew expiring contracts each year. Approximately 66%, 57%, and 51% of our client companies with memberships expiring during the years ended December 31, 2003, 2002, and 2001, respectively, renewed one or more memberships for our products and services. These renewal rates are not necessarily indicative of the rate of future retention of our revenue base. The increase in renewal rates reflects the acquisition of Giga during 2003 and an improving economic environment.

Reorganizations

Since July 2001, we have reorganized our workforce and consolidated our facilities several times in response to market conditions, and in August 2003, in connection with the integration of Giga.

A summary of the key items related to the reorganizations is as follows:

	July 12, 2001	January 10, 2002	July 24, 2002	August 5, 2003
		(in thousands)		
Workforce reduction	$2,094	$ 3,471	$ 908	$1,230
Facility consolidation and other related costs	380	4,531	1,158	—
Depreciable assets	471	2,863	766	—
Total reorganization charge	$2,945	$10,865	$2,832	$1,230
Accrued severance and facility consolidation costs as of December 31, 2003	$ —	$ 2,577	$ 724	$ 170

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our policies and estimates, including but not limited to, those related to our revenue recognition, allowance for doubtful accounts, non-marketable investments, goodwill, and other intangible assets and income taxes. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be those that require the most subjective judgment or those most important to the portrayal of our financial condition and results of operations. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For a discussion of our other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements in Item 15 of this Annual Report on Form 10-K, beginning on page F-7.

- **Revenue Recognition.** We generate revenues from licensing research, performing advisory services, and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues from contracts that contain multiple deliverables are allocated among the separate units based on their relative fair values. Research services are recognized as revenue ratably over the term of the agreement. Advisory services are recognized during the period in which the services are performed. Revenue from events is recognized upon completion of the events. Reimbursed out of pocket expenses are recorded as advisory revenue. Furthermore, our revenue recognition determines the timing of commission expenses that are deferred and expensed to operations as the related revenue is recognized. We evaluate the recoverability of deferred commissions at each balance sheet date. As of December 31, 2003, deferred revenues and deferred commissions totaled $68.6 million and $6.0 million, respectively.

- **Allowance for Doubtful Accounts.** We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make contractually obligated payments that totaled approximately $1.4 million as of December 31, 2003. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, current economic trends, and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required, and if the financial condition of our customers were to improve, the allowances may be reduced accordingly.

- **Non-Marketable Investments.** We hold minority interests in companies and equity investment funds that totaled approximately $10.3 million as of December 31, 2003. Our investments are in companies and funds that are not publicly traded, and, therefore, no established market for these securities exists. We have a policy in place to review the fair value of our investments on a regular basis to evaluate the carrying value of the investments in these companies. We record impairment charges when we believe that an investment has experienced a decline in value that is other than temporary. We recorded net impairment charges that totaled approximately $2.4 and $4.1 during the years ended December 31, 2003 and 2002, respectively. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

- **Goodwill and Intangible Assets.** At December 31, 2003, we had goodwill and identified intangible assets with finite lives related to our acquisitions that totaled approximately $57.0 million and $13.5 million, respectively. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be measured for impairment at least annually or whenever events indicate that there may be an impairment. In order to determine if a goodwill impairment exists, we obtain an independent appraisal which determines if the carrying amount of the reporting unit exceeds the fair value. The estimates of the reporting unit's fair value are based on market conditions and operational performance. Absent an event that indicates a specific impairment may exist, we have selected November 30th as the date of performing the annual goodwill impairment test. As of December 31, 2003, we believe that the carrying value of our goodwill is not impaired. Future events such as a decline in our customer renewal rate or a loss of acquired customers could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

  Intangible assets with finite lives are valued according to the future cash flows they are estimated to produce. These assigned values are amortized on an accelerated basis which matches the periods those cash flows are estimated to be produced. We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our intangible assets may warrant revision or that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset.

- **Income Taxes.** We have deferred tax assets related to temporary differences between the financial statement and tax bases of assets and liabilities as well as operating loss carryforwards (primarily from stock option exercises and the acquisition of Giga) that totaled approximately $40.2 million as of December 31, 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the carryforwards expire. Although realization is not assured, based upon the level of our historical taxable income and projections for our future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry-forward periods are reduced.

Results of Operations

The following table sets forth selected financial data as a percentage of total revenues for the periods indicated:

Year Ended December 31,	2001	2002	2003
Research services	80%	73%	73%
Advisory services and other	20	27	27
Total revenues	100	100	100
Cost of services and fulfillment	31	35	40
Selling and marketing	37	31	32
General and administrative	10	13	12
Depreciation and amortization	6	9	5
Amortization of intangible assets	1	—	7
Integration costs	—	—	1
Reorganization costs	2	13	2
Income (loss) from operations	13	(1)	1
Other income, net	5	5	3
Impairments of non-marketable investments, net	(2)	(4)	(1)
Gain on sale of Internet AdWatch	1	—	—
Income before income tax provision (benefit)	17	—	3
Provision (benefit) for income taxes	6	(1)	1
Net income	11%	1%	2%

Years Ended December 31, 2003 and December 31, 2002

Revenues. Total revenues increased 30% to $126.0 million in 2003 from $96.9 million in 2002. The acquisition of Giga closed on February 28, 2003, and as such, Giga's operations have been included in the consolidated financial statements since February 28, 2003.

Revenues from research services increased 30% to $92.3 million in 2003 from $71.0 million in 2002. Increases in total revenues and revenues from research services were primarily attributable to increases in agreement value and client companies as a result of the Giga acquisition. No single client company accounted for more than 3% of revenues during 2003 or 2002.

Advisory services and other revenues increased 30% to $33.7 million in 2003 from $26.0 million in 2002. During 2003, we held 8 Forrester Events and four legacy-Giga events as compared to 14 Forrester Events held during 2002. The increase in advisory services and other revenues is primarily attributable to increases in the number of clients to 1,812 at December 31, 2003 from 1,125 at December 31, 2002, and in the number of research employees delivering advisory services to 193 employees at December 31, 2003 from 101 employees at December 31, 2002, which more than offset the decrease in event revenue attributable to our holding fewer events during 2003 than during 2002. The increase in clients and headcount in our research organization is primarily attributable to the acquisition of Giga.

Revenues attributable to customers outside the United States increased 32% to $36.6 million in 2003 from $27.8 million in 2002. Revenues attributable to customers outside the United States remained constant as a percentage of total revenues at 29% during 2003 and 2002. The increase in international revenues in dollars is primarily attributable to the acquisition of Giga. We invoice our United Kingdom customers in pound sterling, the functional currency of our London subsidiary; our continental European customers in euros, the functional currency of our Amsterdam subsidiary; and all other international customers in U.S. dollars. The effect of changes in currency exchange rates have historically not had a significant impact on our results of operations.

Assuming the acquisition of Giga occurred on January 1, 2002, whereby pre-acquisition revenues of Giga would be added to Forrester's revenues, total revenues would have been $160.1 million in 2002 compared to $136.6 million in 2003. The decrease of $24.0 million is primarily attributable to a more difficult economic environment in 2002, resulting in lower revenues in 2003 because of the annual nature of our research contracts and the related revenue recognition policies.

Cost of Services and Fulfillment. Cost of services and fulfillment increased as a percentage of total revenues to 40% in 2003 from 35% in 2002. These expenses increased 47% to $50.0 million in 2003 from $34.0 million in 2002. The increase in expenses and in expenses as a percentage of revenues was primarily attributable to greater compensation costs, as headcount in our research organization increased to 193 employees at December 31, 2003 from 101 employees at December 31, 2002. The increased headcount in our research organization is primarily attributable to the acquisition of Giga, which provided for an additional 91 research personnel at the time of acquisition.

Selling and Marketing. Selling and marketing expenses increased as a percentage of total revenues to 32% in 2003 from 31% in 2002. These expenses increased 33% to $41.0 million in 2003 from $30.7 million in 2002. The increase in expenses and in expenses as a percentage of total revenues was primarily attributable to greater compensation costs, as headcount in our sales organization increased to 190 employees at December 31, 2003 from 105 employees at December 31, 2002. The increased headcount in our sales organization is primarily attributable to the acquisition of Giga, which provided for an additional 82 sales personnel at the time of acquisition.

General and Administrative. General and administrative expenses decreased as a percentage of total revenues to 12% in 2003 from 13% in 2002. These expenses increased 16% to $14.7 million in 2003 from $12.7 million in 2002. The increase in expenses was primarily due to greater compensation costs and professional fees as a result of the Giga acquisition. The decrease in expenses as a percentage of revenues is primarily attributable to an increased revenue base as a result of the acquisition of Giga.

Depreciation and Amortization. Depreciation expense decreased 23% to $6.3 million in 2003 from $8.1 million in 2002. The decrease in these expenses was principally due to the write-off of certain depreciable assets in connection with the workforce reorganizations in January 2002 and July 2002 as well as property and equipment becoming fully depreciated in 2003 which is partially offset by additional depreciation expense from fixed assets acquired as part of the acquisition of Giga and other capital expenditures during 2003.

Amortization of Intangible Assets. Amortization of intangible assets increased to $8.8 million in 2003 from $328,000 in 2002. This increase in amortization expense is a result of the amortization of intangible assets acquired in connection with the acquisition of Giga.

Integration Costs. We incurred integration costs of $1.1 during 2003. These integration costs are related to our acquisition of Giga, and are primarily related to orientation events for Forrester and Giga employees and data migration.

Reorganization Costs. Reorganization costs decreased to $2.6 million in 2003 from $12.2 million in 2002. During 2003, these costs related to severance and related benefits costs in connection with the elimination of approximately 30 positions, as well as revisions to the lease loss estimates related to prior reorganizations. During 2002, these costs related to facility consolidation costs, severance and related benefits costs in connection with the elimination of approximately 147 positions, and losses incurred in the disposal of certain depreciable assets.

Other Income, Net. Other income, consisting primarily of interest income, decreased 27% to $4.0 million during 2003 from $5.5 million during 2002. The decrease is primarily due to declines in interest income resulting from lower cash and investment balances available for investment as a result of the cash paid for the acquisition of Giga, coupled with lower returns on invested capital. Other income during 2003 includes realized gains on the sales of marketable securities of $509,000 compared to minimal losses on the sales of marketable securities during 2002.

Impairments of Non-Marketable Investments, Net. Net impairments of non-marketable investments resulted in net charges of $2.4 million during 2003 compared to $4.1 million during 2002.

Provision for Income Taxes. During 2003, we recorded an income tax provision of $1.0 million reflecting an effective tax rate of 31%. During 2002, we recorded a tax benefit of $311,000 reflecting an effective tax rate of (111.9%). In 2002, after subtracting our tax-exempt investment income, we had a loss before our income tax provision. The increase in our effective tax rate for fiscal year 2003 resulted primarily from our tax-exempt investment income comprising a smaller percentage of our total pre-tax income in 2003 as compared to 2002.

Years Ended December 31, 2002 and December 31, 2001

Revenues. Total revenues decreased 39% to $96.9 million in 2002, from $159.1 million in 2001. Revenues from core research decreased 46% to $67.4 million in 2002, from $123.7 million in 2001. Decreases in total revenues and revenues from core research were primarily attributable to decreases in client companies to 1,125 at December 31, 2002 from 1,541 at December 31, 2001, as well as lower average contract values due to a more difficult economic environment. These same factors also resulted in a decrease in revenues from core research as a percentage of total revenues. No single client company accounted for more than 2% of revenues in 2002.

Advisory services and other revenues decreased 17% to $29.6 million in 2002, from $35.4 million in 2001. This decrease was primarily attributable to the smaller number of events we held in 2002, which was 14 events, compared to 15 events held during the year ended December 31, 2001. The more difficult economic environment also resulted in a decrease in sales of advisory services. In addition, the reduction of our research organization responsible for performing advisory services to 124 at December 31, 2002 from 196 at December 31, 2001 contributed to the decrease in advisory services performed.

Revenues attributable to customers outside the United States decreased 41% to $27.6 million in 2002, from $46.8 million in 2001 but remained constant as a percentage of total revenues in 2002 compared with 2001 at 29%. The decrease in international revenues in dollars is primarily attributable to a decline in revenue from core research related to decreases in the number of client companies and lower average contract values.

Cost of Services and Fulfillment. Cost of services and fulfillment increased as a percentage of total revenues to 35% in 2002, from 31% in 2001. These expenses decreased 31% to $34.0 million in 2002, from $49.1 million in 2001. The increase in expense as a percentage of revenues was primarily attributable to cost of services and fulfillment expenses, particularly compensation-related costs, rent and survey costs associated with our product offerings, decreasing at a slower rate than revenues. The decreases in these expenses in absolute dollars is primarily due to compensation-related costs and travel and entertainment expense savings associated with the reduction in staffing in our research organization to 124 at December 31, 2002 from 196 at December 31, 2001. The decrease in expenses is also due to a reduction in Events expense as we hosted fewer Events and had a higher mix of lower costing Events in 2002 compared to 2001.

Selling and Marketing. Selling and marketing expenses decreased as a percentage of total revenues to 32% in 2002 from 37% in 2001. These expenses decreased 47% to $30.7 million in 2002, from $58.3 million in 2001. The decrease in expenses in absolute dollars and as a percentage of revenues was principally due to lower compensation-related costs and travel and entertainment expense savings as a result of the reduction in the number of direct sales personnel to 105 at December 31, 2002 from 184 at December 31, 2001.

General and Administrative. General and administrative expenses increased as a percentage of total revenues to 13% in 2002, from 11% in 2001. These expenses decreased 25% to $12.7 million in 2002, from $16.9 million in 2001. The increase in expense as a percentage of revenues was primarily attributable to general and administrative expenses, particularly compensation-related costs and rent, decreasing at a slower rate than revenues. The decrease in expenses in absolute dollars were principally due to the reduction in the staffing level of our general and administrative group to 66 at December 31, 2002 from 108 at December 31, 2001.

Depreciation and Amortization. Depreciation and amortization expenses decreased 24% to $8.4 million in 2002, from $11.1 million in 2001. The decrease in these expenses was principally due to low capital expenditures as well as the write-off of depreciable assets in connection with the workforce reorganizations in January 2002 and July 2002.

Amortization of Intangible Assets. Amortization of intangible assets decreased to $328,000 in 2002 from $1.0 million in 2001. The decrease in expense was principally due to the adoption of SFAS No. 142 in 2002 which resulted in a reduction in annual amortization of $716,000 due to goodwill no longer being amortized.

Reorganization Costs. Reorganization costs increased to $12.2 million in 2002 from $3.1 million in 2001. During 2002, these costs related to facility consolidation costs, severance and related benefits costs in connection with the termination of approximately 147 positions, and losses incurred in the disposal of certain depreciable assets. During 2001, these costs related to facility consolidation costs, severance and related benefits costs in connection with the termination of approximately 111 positions, and losses incurred in the disposal of certain depreciable assets.

Other Income, Net. Other income, consisting primarily of interest income, decreased to $5.5 million in 2002, from $9.6 million in 2001. The decrease in other income was principally due to a decline in market interest rates and a gain of approximately $1.7 million realized on the sale of our Internet AdWatch™ product in 2001 for which there was no gain in 2002.

Impairments Of Non-Marketable Investments. Impairments of non-marketable investments resulted in net charges of $4.1 million during 2002 compared to $3.2 million during 2001.

Provision For Income Taxes. During 2002, we recorded a tax benefit of $311,000 reflecting an effective tax rate of (111.9%). In 2002, after subtracting our tax-exempt investment income, we had a loss before our income tax provision. During 2001, we recorded a tax provision of $8.9 million, reflecting, an effective tax rate of 33.0%. The decrease in our effective tax rate resulted primarily from a decrease in operating income coupled with our investments in tax-exempt marketable securities and our recording of a valuation allowance of $1.5 million associated with our operations in Germany.

Results of Quarterly Operations

The following tables set forth a summary of our unaudited quarterly operating results for each of our eight most recently ended fiscal quarters. We have derived this information from our unaudited interim consolidated financial statements, which, in the opinion of our management, have been prepared on a basis consistent with our financial statements contained elsewhere in this annual report and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation in accordance with generally accepted accounting principles in the United States when read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. Certain reclassifications have been made to the quarterly presentation to conform with our year-end presentation. Historically, our total revenues, operating profit, and net income in the fourth quarter have reflected the significant positive contribution of revenues attributable to advisory services performed and Forum events held in the fourth quarter. As a result, we have historically experienced a decline in total revenues, operating profit, and net income from the quarter ended December 31 to the quarter ended March 31. Our quarterly operating results are not necessarily indicative of future results of operations.

	Three Months Ended							
	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(dollars in thousands, except per share amounts)							
Core research	$19,286	$17,221	$15,958	$14,915	$18,506	$25,865	$23,798	$24,120
Advisory services and other	6,770	8,212	5,980	8,594	5,976	8,113	8,410	11,211
Total revenues	26,056	25,433	21,938	23,509	24,482	33,978	32,208	35,331
Cost of services and fulfillment	8,981	8,873	7,540	8,632	9,525	14,330	12,525	13,667
Selling and marketing	8,472	8,254	7,094	6,925	7,752	11,022	10,749	11,494
General and administrative	3,326	3,375	2,889	3,142	3,277	3,781	3,927	3,689
Depreciation and amortization	2,066	1,988	1,947	2,077	1,693	1,839	1,520	1,204
Amortization of intangible assets	82	82	82	82	924	2,608	2,608	2,638
Integration costs	—	—	—	—	31	740	167	117
Reorganization costs	9,088	—	3,082	—	—	—	1,230	1,364
Income (loss) from operations	(5,959)	2,861	(696)	2,651	1,280	(342)	(518)	1,158
Other income, net	1,560	1,481	1,221	1,277	1,595	819	787	751
Impairments of non-marketable investments, net	(2,248)	(486)	(859)	(525)	(300)	(272)	—	(1,782)
Income (loss) before income tax provision (benefit)	(6,647)	3,856	(334)	3,403	2,575	205	269	127
Income tax provision (benefit)	(532)	309	(27)	(61)	798	64	83	40
Net income (loss)	$(6,115)	$ 3,547	$ (307)	$ 3,464	$ 1,777	$ 141	$ 186	$ 87
Basic net income (loss) per common share	$ (0.26)	$ 0.15	$ (0.01)	$ 0.15	$ 0.08	$ 0.01	$ 0.01	$ 0.00
Diluted net income (loss) per common share	$ (0.26)	$ 0.15	$ (0.01)	$ 0.15	$ 0.08	$ 0.01	$ 0.01	$ 0.00

	As a Percentage of Revenues							
	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
Core research	74%	68%	73%	63%	76%	76%	74%	68%
Advisory services and other	26	32	27	37	24	24	26	32
Total revenues	100	100	100	100	100	100	100	100
Cost of services and fulfillment	34	35	35	37	39	42	39	39
Selling and marketing	33	33	32	30	32	32	33	33
General and administrative	13	13	13	13	13	11	12	10
Depreciation and amortization	8	8	9	9	7	5	5	3
Amortization of intangible assets	—	—	—	—	4	8	8	7
Integration costs	—	—	—	—	—	2	1	0
Reorganization costs	35	—	14	—	—	—	4	4
Income (loss) from operations	(23)	11	(3)	11	5	(1)	(2)	3
Other income, net	6	6	5	5	6	3	2	2
Impairments of non-marketable investments, net	(9)	(2)	(4)	(2)	(1)	(1)	—	(5)
Income (loss) before income tax provision (benefit)	(26)	15	(2)	14	11	1	1	0
Income tax provision (benefit)	(2)	1	(1)	1	3	—	—	0
Net income (loss)	(24)%	14%	-1%	15%	7%	0%	1%	0%

Liquidity and Capital Resources

We have financed our operations primarily through funds generated from operations. Memberships for research services, which constituted approximately 73% of our revenues during 2003, are annually renewable and are generally payable in advance. We generated cash from operating activities of $4.1 million during 2003 and $5.6 million during 2002.

Included in cash from operations are deferred tax benefits of $527,000 in 2003 and $2.6 million in 2002, which resulted primarily from stock option exercises. The offset of these deferred tax benefits has been recorded as an increase to additional paid-in capital within stockholders' equity.

During 2003, we generated $13.0 million of cash from investing activities, consisting primarily of $78.9 million received from net sales of marketable securities, offset by $60.0 million paid for acquisitions, net of cash acquired, $3.3 million for net purchases of non-marketable investments and $1.4 million for purchases of property and equipment. We regularly invest excess funds in short- and intermediate-term interest-bearing obligations of investment grade.

In the first quarter of 2003, we acquired Giga pursuant to a cash tender offer and second step merger. The acquisition increased agreement value and the number of client companies and will reduce the operating expenses of the combined entity through economies of scale. The aggregate purchase price was $62,510,000 in cash which consisted of $60,347,000 for the acquisition of all outstanding shares of Giga common stock of which $60,248,000 was paid as of December 31, 2003; $981,000 of direct acquisition costs of which $981,000 was paid as of December 31, 2003; and $1,182,000 for severance and related benefits costs in connection with the termination of 27 Giga employees as a result of the acquisition of which $1,100,000 was paid as of December 31, 2003. The remaining payments are expected to be completed by March 31, 2004.

As part of the acquisition of Giga, we acquired an equity investment in GigaGroup S.A. ("GigaGroup"). GigaGroup was created in 2000 through the spin-off of Giga's French subsidiary, and held an exclusive agreement to distribute all Giga research and certain services in France, Belgium, Netherlands, Luxemburg, Switzerland, Italy, Spain, and Portugal. During 2003, we recognized revenues of approximately $964,000 related to this distribution agreement prior to the acquisition of GigaGroup in November 2003. In November

2003, we acquired the assets of GigaGroup for a total purchase price of $4.1 million, consisting of $2.9 million in cash, $71,000 of direct acquisition costs, $521,000 of outstanding accounts receivable due to us, and the contribution of the equity investment in GigaGroup valued at $619,000.

In June 2000, we committed to invest $20.0 million in two private equity investment funds over a period of up to five years. As of December 31, 2003, we had contributed approximately $15.5 million to the funds. The timing and amount of future contributions are entirely within the discretion of the investment funds. We have adopted a cash bonus plan to pay bonuses, after the return of invested capital, measured by the proceeds of a portion of the share of net profits from these investments, if any, to certain key employees, subject to the terms and conditions of the plan. To date, we had not paid any bonuses under this plan.

In December 2003, we committed to invest an additional $2.0 million over an expected period of 2 years in an annex fund of one of the two private equity investment funds. The timing of this additional investment is within the discretion of the fund.

During 2003, we used $6.2 million of cash in financing activities, consisting of $8.2 million for repurchases of our common stock and $1.7 million for the net investment in structured stock repurchase programs, offset by $3.8 million in proceeds from the exercise of employee stock options and issuance of common stock under our employee stock purchase plan.

As of December 31, 2003, in connection with our stock repurchase program we had repurchased 1.9 million shares of common stock at an aggregate cost of approximately $30.3 million.

During the three months ended December 31, 2003, we entered into a structured stock repurchase agreement giving us the right to acquire shares of our common stock in exchange for an up-front net payment of $2.0 million. This agreement expired in February 2004 and we received approximately 119,000 shares of our common stock. The $2.0 million up-front net payment is recorded in stockholder's equity as a reduction of additional paid-in capital in the accompanying consolidated balance sheet as of December 31, 2003.

During each of the three month periods ended March 31, 2003, June 30, 2003 and September 30, 2003, we entered into similar agreements in exchange for up-front net payments of $2.0 million. Upon expiration of each agreement, we received approximately $2.1 million of cash. During each of the three month periods ended September 30, 2002 and December 31, 2002, we entered into similar agreements in exchange for up-front net payments of $2.0 million. Upon expiration of each of these agreements, we received 143,524 and 144,291 shares of our stock, respectively.

As of December 31, 2003, we had cash and cash equivalents of $22.4 million and marketable securities of $104.3 million. We do not have a line of credit and do not anticipate the need for one in the foreseeable future. We plan to continue to introduce new products and services and expect to make the requisite investments in our infrastructure during the next 12 months. We believe that our current cash balance, marketable securities, and cash flows from operations will satisfy working capital, financing activities, and capital expenditure requirements for at least the next two years.

As of December 31, 2003, we had future contractual obligations as follows for operating leases and purchase obligations related to third-party survey costs*:

	Future Payments by Year						
Contractual Obligations	**Total**	**2004**	**2005**	**2006**	**2007**	**2008**	**Thereafter**
	(in thousands)						
Operating leases	$44,302	$12,295	$11,605	$8,530	$3,833	$2,314	$5,725
Purchase obligations*	2,116	2,116	—	—	—	—	—
	$46,418	$14,411	$11,605	$8,530	$3,833	$2,314	$5,725

* The above table does not include future minimum rentals to be received under subleases of $3.7 million. The above table also does not include the remaining $4.5 million of capital commitments to the private equity funds described above plus an additional $2.0 million of capital committed in December 2003 due to the uncertainty in timing of capital calls made by such funds to pay these capital commitments.

Accrued costs related to the reorganizations previously discussed are expected to be paid in the following years:

	2004	2005	2006
Workforce reduction	$ 170	$ —	$ —
Facility consolidation and other related costs	1,987	1,015	299
Total	$2,157	$1,015	$299

We do not maintain any off-balance sheet financing arrangements.

Recent Accounting Pronouncements

In January 2003 and December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation for Variable Interest Entities* (FIN 46) and its revision, FIN 46-R, respectively. FIN 46 and FIN 46-R addresses the consolidation of entities whose equity holders have either not provided sufficient equity at risk to allow the entity to finance its own activities or do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities (VIEs), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46 and FIN 46-R are applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special purpose entities for periods ending after December 15, 2003, of which Forrester had none. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. Adoption of FIN 46-R is not expected to have a material impact on our financial position, results of operations or cash flows.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments.

Interest Rate Sensitivity. We maintain an investment portfolio consisting mainly of federal and state government obligations and corporate obligations, with a weighted-average maturity of approximately 15 months. These available-for-sale securities are subject to interest rate risk and will fall in value if market interest rates increase. We have the ability to hold our fixed income investments until maturity (except for any future acquisitions or mergers). Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio. The following table provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates.

Principal amounts by expected maturity in US dollars (dollars in thousands):

	Fair Value at December 31, 2003	Year Ending December 31, 2004	Year Ending December 31, 2005	Year Ending December 31, 2006	Year Ending December 31, 2007
Cash equivalents	$ 16,571	$16,571	$ —	$ —	$ —
Weighted average interest rate	1.36%	1.36%	—%	—%	—%
Investments	$104,348	$50,565	$14,132	$20,972	$18,679
Weighted average interest rate	2.97%	1.95%	3.80%	3.96%	4.00%
Total portfolio	$120,919	$67,136	$14,132	$20,972	$18,679
Weighted average interest rate	2.75%	1.81%	3.80%	3.96%	4.00%

Foreign Currency Exchange. On a global level, we face exposure to movements in foreign currency exchange rates. This exposure may change over time as business practices evolve and could have a material adverse impact on our financial results. Historically, our primary exposure had been related to non-US dollar denominated operating expenses in Canada and Asia where we sell primarily in US dollars. The introduction of the euro as a common currency for members of the European Monetary Union took place in our fiscal year 1999. To date, neither the introduction of the euro nor the effect of changes in currency exchange rates has had a significant impact on our financial position or results of operations. Accordingly, we have not entered into any hedging agreements. However, we are prepared to hedge against fluctuations that the euro, or other foreign currencies, will have on foreign exchange exposure if this exposure becomes material. As of December 31, 2003, the total assets related to non-US dollar denominated currencies were approximately $16.4 million.

Item 8. ***Consolidated Financial Statements and Supplementary Data***

The financial statements listed in the following Index to Financial Statements are filed as a part of this 2003 Annual Report on Form 10-K under Item 15.

FORRESTER RESEARCH, INC.

INDEX TO FINANCIAL STATEMENTS

	Page
Independent Auditors' Reports	F-1, F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Income	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

On April 1, 2002, our Audit Committee recommended, and our Board of Directors decided, to no longer engage Arthur Andersen LLP ("Andersen") as our independent public accountants and to engage Deloitte & Touche LLP to serve as our independent public auditors for the fiscal year 2002.

Andersen's report on our consolidated financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. During the year ended December 31, 2001 and through April 1, 2002, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to Andersen's satisfaction, would have caused it to make reference to the subject matter in connection with its report on our consolidated financial statements for such years. There were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We provided Andersen with a copy of the foregoing disclosures. A letter from Andersen dated April 5, 2002 and addressed to the Securities and Exchange Commission (the "SEC") is included as Exhibit 16 to this 2003 Annual Report on Form 10-K and states that Andersen agrees with such disclosure.

During the year ended December 31, 2001 and through April 1, 2002, we did not consult Deloitte & Touche with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls And Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and were effective.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10. ***Directors and Executive Officers of The Registrant***

Certain information regarding Executive Officers of the registrant is included in Item 1 in Part I of this 2003 Annual Report on Form 10-K under the section captioned "Executive Officers". The information set forth under the sections captioned "Election of Directors" and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement for our Annual Meeting of Stockholders for the year ended December 31, 2003 (the "2003 Proxy Statement"), is incorporated herein by reference.

Item 11. ***Executive Compensation***

The information set forth under the caption "Executive Compensation" of the 2003 Proxy Statement, except for the Report of the Compensation Committee is incorporated herein by reference.

Item 12. ***Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters***

The information relating to security ownership of certain beneficial owners of our common stock and security ownership of our management may be found under the section captioned "Security Ownership of Certain Beneficial Owners and Management" in the 2003 Proxy Statement, and is incorporated herein by reference. The information relating to the compensation plans under which our equity securities are authorized for issuance may be found under the section captioned "Securities Authorized for Issuance under Equity Compensation Plans" in the 2003 Proxy Statement and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item may be found under the section captioned "Certain Relationships and Related Transactions" in the 2003 Proxy Statement, and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item may be found under the section captioned "Principal Accountant Fees and Services" in the 2003 Proxy Statement, and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statements Schedules, and Reports On Form 8-K***

(a) 1. *Financial Statements.* The financial statements filed as part of this report begin at Page F-1 and are indexed on Page 29.

2. *Financial Statements Schedules.* None.

3. *Exhibits.* A complete listing of exhibits required is given in the Exhibit Index that precedes the exhibits filed with this report on page E-1 hereof.

(b) Reports on Form 8-K.

Forrester filed a Current Report on Form 8-K on October 22, 2003 disclosing under Item 12 its third quarter press release dated October 22, 2003.

(c) See Item 15(a)(3) of this report.

(d) See Item 15(a)(2) of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORRESTER RESEARCH, INC.

BY: /s/ GEORGE F. COLONY

George F. Colony
Chairman of the Board and Chief Executive Officer

Date: March 11, 2004

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date
/s/ GEORGE F. COLONY George F. Colony	Chairman of the Board and Chief Executive Officer (principal executive officer)	March 11, 2004
/s/ WARREN HADLEY Warren Hadley	Chief Financial Officer (principal financial and accounting officer)	March 11, 2004
/s/ HENK W. BROEDERS Henk W. Broeders	Member of the Board of Directors	March 11, 2004
/s/ ROBERT M. GALFORD Robert M. Galford	Member of the Board of Directors	March 11, 2004
/s/ GEORGE R. HORNIG George R. Hornig	Member of the Board of Directors	March 11, 2004
/s/ MICHAEL H. WELLES Michael H. Welles	Member of the Board of Directors	March 11, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Forrester Research, Inc.:

We have audited the accompanying consolidated balance sheet of Forrester Research, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the 2003 and 2002 financial statements based on our audits. The financial statements for the year ended December 31, 2001, before the inclusion of the disclosures discussed in Note 3 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 29, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, on January 1, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 3, those financial statements have been revised to include the transitional disclosures required by SFAS No. 142. Our audit procedures with respect to the disclosures in Note 3 with respect to 2001 included (i) comparing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying analysis obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 in Note 3 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
March 11, 2004

This is a copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in these financial statements. The financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2000 and 1999 are not presented herein.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Forrester Research, Inc.:

We have audited the accompanying consolidated balance sheets of Forrester Research, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000, and 2001, and the related consolidated statements of income, stockholders' equity, and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forrester Research, Inc. and subsidiaries as of December 31, 2000, and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 29, 2002

FORRESTER RESEARCH, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2002	December 31, 2003
Current Assets:		
Cash and cash equivalents	$ 11,479	$ 22,385
Marketable securities	183,152	104,348
Accounts receivable, net of allowance for doubtful accounts of $837 and $1,409 in 2002 and 2003, respectively	17,791	40,013
Deferred commissions	3,524	5,999
Prepaid expenses and other current assets	5,902	7,079
Total current assets	221,848	179,824
Long-Term Assets:		
Property and equipment, net (Note 14)	10,674	8,266
Goodwill, net (Note 3)	13,244	57,006
Deferred income taxes (Note 7)	21,630	40,159
Intangible assets, net (Note 3)	760	13,456
Non-marketable investments	10,017	10,284
Other assets	100	1,980
Total long-term assets	56,425	131,151
Total assets	$278,273	$310,975
Current Liabilities:		
Accounts payable	$ 1,601	$ 2,566
Accrued expenses (Note 14)	20,681	31,457
Deferred revenue	42,123	68,630
Total current liabilities	64,405	102,653
Commitments (Notes 8 and 11)		
Stockholders' Equity:		
Preferred stock, $.01 par value		
Authorized — 500 shares		
Issued and outstanding — none	—	—
Common stock, $.01 par value		
Authorized — 125,000 shares		
Issued — 24,045 and 24,355 shares in 2002 and 2003, respectively		
Outstanding — 22,841 and 22,461 shares in 2002 and 2003, respectively	240	243
Additional paid-in capital	167,935	172,523
Retained earnings	64,754	66,945
Treasury stock — 1,204 and 1,894 shares in 2002 and 2003, respectively, at cost	(20,085)	(30,300)
Accumulated other comprehensive income (loss)	1,024	(1,089)
Total stockholders' equity	213,868	208,322
Total liabilities and stockholders' equity	$278,273	$310,975

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Years Ended December 31,		
	2001	2002	2003
Revenues:			
Research services	$126,935	$70,955	$ 92,289
Advisory services and other	32,185	25,981	33,710
Total revenues	159,120	96,936	125,999
Operating Expenses:			
Cost of services and fulfillment	49,113	34,026	50,047
Selling and marketing	58,334	30,745	41,017
General and administrative	16,854	12,732	14,674
Depreciation and amortization	10,069	8,078	6,256
Amortization of intangible assets	1,025	328	8,778
Integration costs	—	—	1,055
Reorganization costs (Note 4)	3,108	12,170	2,594
Total operating expenses	138,503	98,079	124,421
Income (loss) from operations	20,617	(1,143)	1,578
Other income, net	7,978	5,539	3,952
Impairments of non-marketable investments, net	(3,217)	(4,118)	(2,354)
Gain on sale of Internet Adwatch	1,664	—	—
Income before income tax provision (benefit)	27,042	278	3,176
Income tax provision (benefit)	8,925	(311)	985
Net income	$ 18,117	$ 589	$ 2,191
Basic net income per common share	$ 0.80	$ 0.03	$ 0.10
Diluted net income per common share	$ 0.76	$ 0.02	$ 0.10
Basic weighted average common shares outstanding	22,551	23,189	22,555
Diluted weighted average common shares outstanding	23,907	23,653	22,837

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional		Treasury Stock		Accumulated Other	Total	
	Number of Shares	$.01 Par Value	Paid-in Capital	Retained Earnings	Number of Shares	Cost	Comprehensive Income (Loss)	Stockholders' Equity	Comprehensive Income
Balance, December 31, 2000	21,812	$218	$131,018	$46,048	—	—	$ (356)	$176,928	
Issuance of common stock under stock option plans, including tax benefit	1,146	11	23,092	—	—	—	—	23,103	
Issuance of common stock under employee stock purchase plan, including tax benefit	95	1	1,933	—	—	—	—	1,934	
Net income	—	—	—	18,117	—	—	—	18,117	$18,117
Unrealized gain on marketable securities, net of tax provision	—	—	—	—	—	—	214	214	214
Cumulative translation adjustment	—	—	—	—	—	—	102	102	102
Total comprehensive income									$18,433
Balance, December 31, 2001	23,053	230	156,043	64,165	—	—	(40)		
Issuance of common stock under stock option plans, including tax benefit	924	9	12,880	—	—	—	—	12,889	
Issuance of common stock under employee stock purchase plan, including tax benefit	68	1	1,012	—	—	—	—	1,013	
Purchase of common stock	—	—	—	—	1,204	(20,085)	—	(20,085)	
Structured stock repurchases, net	—	—	(2,000)	—	—	—	—	(2,000)	
Net income	—	—	—	589	—	—	—	589	$ 589
Unrealized gain on marketable securities, net of tax provision	—	—	—	—	—	—	1,360	1,360	1,360
Cumulative translation adjustment	—	—	—	—	—	—	(296)	(296)	(296)
Total comprehensive income									$ 1,653
Balance, December 31, 2002	24,045	240	167,935	64,754	1,204	(20,085)	1,024	213,868	
Issuance of common stock under stock option plans, including tax benefit	242	3	3,338	—	—	—	—	3,341	
Issuance of common stock under employee stock purchase plan, including tax benefit	68	—	958	—	—	—	—	958	
Purchase of common stock	—	—	—	—	690	(10,215)	—	(10,215)	
Structured stock repurchases, net	—	—	292	—	—	—	—	292	
Net income	—	—	—	2,191	—	—	—	2,191	$ 2,191
Unrealized loss on marketable securities, net of tax benefit	—	—	—	—	—	—	(693)	(693)	(693)
Cumulative translation adjustment	—	—	—	—	—	—	(1,420)	(1,420)	(1,420)
Total comprehensive income									$ 78
Balance, December 31, 2003	24,355	$243	$172,523	$66,945	1,894	$(30,300)	$(1,089)	$208,322	

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2001	2002	2003
Cash flows from operating activities:			
Net income	$ 18,117	$ 589	$ 2,191
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	10,069	8,078	6,256
Amortization of intangible assets	1,025	328	8,778
Impairments of non-marketable investments (Note 6)	3,217	4,118	2,354
Realized gains on sales of marketable securities (Note 5)	—	—	(509)
Tax benefit from exercises of employee stock options	8,618	2,618	527
Deferred income taxes	(2,416)	(2,243)	(128)
Non-cash gain on sale of Internet Adwatch™ (Note 6)	(1,664)	—	—
Loss on disposals of property and equipment	254	92	—
Non-cash reorganization costs (Note 4)	471	3,629	—
Increase in provision for doubtful accounts	885	246	—
Amortization of premiums on marketable securities	—	1,053	832
Changes in assets and liabilities, net of acquisitions —			
Accounts receivable	24,477	6,608	(11,044)
Deferred commissions	3,429	920	(2,426)
Prepaid expenses and other current assets	3,893	(70)	559
Accounts payable	(1,978)	(1,194)	(530)
Accrued expenses	2,784	(1,476)	(1,741)
Deferred revenue	(42,510)	(17,735)	(1,004)
Net cash provided by operating activities	28,671	5,561	4,115
Cash flows from investing activities:			
Net cash paid in acquisitions (Note 2)	—	—	(59,964)
Purchases of property and equipment	(10,046)	(1,031)	(1,441)
Purchases of non-marketable investments (Note 6)	(4,681)	(4,775)	(3,250)
Decrease (increase) in other assets	42	61	(1,315)
Purchases of marketable securities	(222,567)	(261,530)	(184,151)
Proceeds from sales and maturities of marketable securities	194,250	266,324	263,093
Net cash (used in) provided by investing activities	(43,002)	(951)	12,972
Cash flows from financing activities:			
Proceeds from issuance of common stock under stock option plans and employee stock purchase plan	16,419	11,284	3,772
Repurchase of common stock	—	(20,085)	(8,215)
Structured stock repurchases, net	—	(2,000)	(1,708)
Net cash provided by (used in) financing activities	16,419	(10,801)	(6,151)
Effect of exchange rate changes on cash and cash equivalents	(189)	(77)	(30)
Net increase (decrease) in cash and cash equivalents	1,899	(6,268)	10,906
Cash and cash equivalents, beginning of year	15,848	17,747	11,479
Cash and cash equivalents, end of year	$ 17,747	$ 11,479	$ 22,385
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 919	$ 2,904	$ 968

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

(1) Operations and Significant Accounting Policies

Business

Forrester Research, Inc. ("Forrester") is an independent technology research firm that conducts research and provides advice about the impact of technologies on business, consumers, and society. Forrester provides guidance on business strategy, technology investments, and customer trends that clients need to win customers, identify new markets, and scale their operations to gain competitive advantages.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Forrester and its subsidiaries, all of which are wholly owned. All intercompany balances have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates. Actual results could differ from these estimates.

Financial Instruments

Forrester's financial instruments consist of cash equivalents, marketable securities, accounts receivable and accounts payable. The estimated fair value of these financial instruments approximates their carrying value. The fair market value of marketable securities is based on market quotes. Forrester's cash equivalents and marketable securities are generally investment-grade corporate bonds and obligations of the federal government or municipal issuers.

Cash, Cash Equivalents, and Marketable Investments

Forrester considers all short-term, highly liquid investments with original maturities at the time of purchase of 90 days or less to be cash equivalents. Forrester accounts for investments in marketable securities as available-for-sale securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, securities purchased to be held for indefinite periods of time and not intended at the time of purchase to be held until maturity or actively traded are classified as available-for-sale securities.

Concentrations of Credit Risk

Forrester has no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject Forrester to concentrations of credit risk are principally cash equivalents, marketable securities, and accounts receivable. Forrester places its investments in highly rated securities. No single customer accounted for greater than 10% of revenues or accounts receivable in any of the periods presented.

Deferred Commissions

Commissions incurred in acquiring new or renewal contracts are deferred and expensed to operations as the related revenue is recognized. Forrester evaluates the recoverability of deferred commissions at each balance sheet date.

Intangible Assets and Impairment of Long-Lived Assets Subject to Amortization

Forrester continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets and certain identifiable intangible assets may warrant revision or that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset.

Foreign Currency

The functional currencies of Forrester's wholly owned subsidiaries are their respective local currencies. The financial statements of the subsidiaries are translated to United States dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses. Translation gains and losses as a result of this translation are accumulated as a component of accumulated other comprehensive income (loss). Net gains and losses resulting from foreign exchange transactions are included in other income in the consolidated statements of income and were not significant during the periods presented.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) as of December 31, 2002 and 2003 are as follows (in thousands):

	2002	2003
Unrealized gain on marketable securities, net of taxes	$1,657	$ 964
Cumulative translation adjustment	(633)	(2,053)
Total accumulated other comprehensive income (loss)	$1,024	$(1,089)

Revenue Recognition

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in the third quarter of 2003 and thereafter. The adoption of EITF Issue No. 00-21 did not have a material effect on the Company's results of operations or financial condition.

Forrester generates revenues from licensing research, performing advisory services, and hosting events. Forrester executes contracts that govern the terms and conditions of each arrangement. Research contracts are recognized as revenue ratably over the term of the agreement. Advisory services are recognized during the period in which the services are performed. Revenue from events is recognized upon completion of the event. Reimbursed out of pocket expenses are recorded as advisory revenue. Revenues for contracts that contain multiple deliverables are allocated among the separate units based on their relative fair values, however, the amount recognized is limited to the amount that is not contingent on future performance conditions.

Stock-Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to financial statements. Forrester has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board ("APB") Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. There is no compensation expense related to option grants reflected in the accompanying consolidated financial statements.

If compensation cost for Forrester's stock option plans had been determined consistent with SFAS No. 123, net income for the years ended December 31, 2001, 2002 and 2003 would have been approximately as follows (in thousands, except per share data):

	Years Ended December 31,		
	2001	2002	2003
Net income as reported	$ 18,117	$ 589	$ 2,191
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(16,030)	(8,546)	(6,874)
Pro-forma net income (loss)	$ 2,087	$(7,957)	$(4,683)
Basic net income per share — as reported	$ 0.80	$ 0.03	$ 0.10
Basic net income (loss) loss per share — pro-forma	$ 0.09	$ (0.34)	$ (0.21)
Diluted net income per share — as reported	$ 0.76	$ 0.02	$ 0.10
Diluted net income (loss) per share — pro-forma	$ 0.09	$ (0.34)	$ (0.21)

The assumptions underlying this computation are included in Note 10 to the consolidated financial statements.

Depreciation and Amortization

Forrester provides for depreciation and amortization of property and equipment, computed using the straight-line method, over estimated useful lives of assets as follows:

	Estimated Useful Life
Computers and equipment	2 to 5 Years
Computer software	3 Years
Furniture and fixtures	7 Years
Leasehold improvements	Shorter of Life of the Asset or Life of Lease

Forrester provides for amortization of intangible assets, computed using an accelerated method according to the expected cash flows to be received from the underlying assets over the respective lives as follows:

	Estimated Useful Life
Customer relationships	5 Years
Research content	1 Year
Registered trademarks	1 Year

Income Taxes

Forrester's provision (benefit) for income taxes is comprised of a current and a deferred provision. The current income tax provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. The deferred income tax provision is calculated for the estimated future tax effects attributable to temporary differences and carryforwards using expected enacted tax rates in effect in the years during which the differences are expected to reverse. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the diluted weighted average number of common and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options.

Basic and diluted weighted average common shares are as follows (in thousands):

	2001	2002	2003
Basic weighted average common shares outstanding	22,551	23,189	22,555
Weighted average common equivalent shares	1,356	464	282
Diluted weighted average common shares outstanding	23,907	23,653	22,837

As of December 31, 2001, 2002 and 2003, approximately 3,483,000, 3,428,000, and 1,980,000 options, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been anti-dilutive.

Reclassifications

Certain amounts in the prior year's financial statements have been reclassified to conform with the current year's presentation.

Indemnifications

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others* (FIN 45). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 was adopted during the year ended December 31, 2003 and did not have a material effect on Forrester's consolidated financial condition or results of operations.

Recent Accounting Pronouncements

In January 2003 and December 2003, the FASB issued Interpretation No. 46, *Consolidation for Variable Interest Entities* (FIN 46) and its revision, FIN 46-R, respectively. FIN 46 and FIN 46-R addresses the consolidation of entities whose equity holders have either not provided sufficient equity at risk to allow the entity to finance its own activities or do not possess certain characteristics of a controlling financial interest. FIN 46 and FIN 46-R require the consolidation of these entities, known as variable interest entities (VIEs), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that is subject to a majority of the risk of loss from the VIE's activities, entitled to receive a majority of the VIE's residual returns, or both. FIN 46 and FIN 46-R are applicable for financial statements of public entities that have interests in VIEs or potential VIEs referred to as special purpose entities for periods ending after December 15, 2003, of which Forrester had none. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. Adoption of FIN 46-R is not expected to have a material impact on Forrester's financial position, results of operations or cash flows.

(2) Acquisitions

Giga Information Group, Inc.

On February 28, 2003, Forrester acquired Giga Information Group, Inc. ("Giga"), a global technology advisory firm, pursuant to a cash tender offer and second step merger. The acquisition increased the number of client companies and is expected to reduce operating expenses of the combined entity through economies of scale. The aggregate purchase price was $62,510,000 in cash which consisted of $60,347,000 for the acquisition of all outstanding shares of Giga common stock of which $60,248,000 was paid as of December 31, 2003; $981,000 of direct acquisition costs all of which was paid as of December 31, 2003; and $1,182,000 for severance related to 27 employees of Giga terminated as a result of the acquisition of which $1,100,000 was paid as of December 31, 2003. The results of Giga's operations have been included in Forrester's consolidated financial statements since February 28, 2003. Forrester elected to treat the acquisition of Giga as a stock purchase for income tax purposes, and accordingly, the goodwill and intangible assets are not deductible for income tax purposes.

Integration costs related to the acquisition of Giga are primarily related to orientation events to familiarize Forrester and Giga employees and data migration. These are reflected as a separate component of income from operations.

The following table summarizes the estimated fair values of the Giga assets acquired and liabilities assumed.

	February 28, (in thousands)
Assets:	
Cash	$ 5,302
Accounts receivable	10,458
Prepaid expenses and other current assets	1,396
Property and equipment, net	2,108
Goodwill	39,883
Intangible assets	19,484
Deferred income taxes	18,666
Non-marketable investments and other assets	1,366
Total assets	$98,663
Liabilities:	
Accounts payable	$ 1,485
Accrued expenses	9,655
Capital lease obligations	204
Deferred revenue	24,809
Total liabilities	$36,153
Net assets acquired	$62,510

The acquired intangible assets are being amortized using an accelerated method according to the expected cash flows to be received from the underlying assets over their respective lives as follows:

	Assigned Value	Useful Life
	(in thousands)	
Amortized intangible assets:		
Customer relationships	$17,070	5 years
Research content	1,844	1 year
Registered trademarks	570	1 year
Subtotal	$19,484	

The weighted-average useful life of the total acquired intangible assets is 5 years. Amortization expense related to the intangible assets acquired from Giga was $8,421,000 during 2003.

The following table presents pro forma financial information as if the acquisition of Giga had been completed as of January 1, 2002.

	2002	2003
	(in thousands, except per share data)	
Revenues	$160,096	$136,573
Income (loss) from operations	$ (8,036)	$ 1,135
Net income (loss)	$ (4,822)	$ 705
Basic net income (loss) per common share	$ (0.21)	$ 0.03
Diluted net income (loss) per common share	$ (0.21)	$ 0.03

GigaGroup S.A.

As part of the acquisition discussed above, Forrester acquired an equity investment in GigaGroup S.A. ("GigaGroup"). GigaGroup was created in 2000 through the spin-off of Giga's French subsidiary, and held an exclusive agreement to distribute all Giga research and certain services in France, Belgium, Netherlands, Luxemburg, Switzerland, Italy, Spain, and Portugal. During 2003, prior to the acquisition discussed below, Forrester recognized revenues of approximately $964,000 related to this distribution agreement.

On November 30, 2003, Forrester acquired the assets of GigaGroup (excluding the CXP International portion of the business). The acquisition increased the number of client companies and allows Forrester to sell Giga research and services in France, Belgium, Netherlands, Luxemburg, Switzerland, Italy, Spain and Portugal. The aggregate purchase price of $4,077,000 consisted of $2,866,000 in cash, $71,000 of direct acquisition costs, $521,000 of outstanding accounts receivable due to Forrester and the contribution of the equity investment in GigaGroup valued at $619,000. Prior to the acquisition, the equity investment of $1,215,000 was accounted for using the cost method, and accordingly, was valued at cost unless a permanent impairment in its value occurred or the investment was liquidated. Prior to the acquisition, an impairment of $596,000 to the carrying value of the investment was included in impairments of non-marketable investments in the consolidated statements of income. At the time of the acquisition, the remaining value of the investment of $619,000 was included in the purchase price.

Forrester elected to treat the acquisition of GigaGroup as an asset purchase for income tax purposes and, as such, the goodwill and intangible assets are deductible for income tax purposes.

The results of GigaGroup's operations have been included in Forrester's consolidated financial statements since December 1, 2003. GigaGroup's historical financial position and results of operations prior to the date of acquisition were not material to Forrester's financial position and results of operations.

The following table summarizes the estimated fair values of the GigaGroup assets acquired and liabilities assumed at the date of acquisition. Forrester is continuing to finalize certain estimates and appraisals related to the purchase price allocation and expects to finalize the purchase accounting in 2004.

	November 30, 2003 (in thousands)
Assets:	
Accounts receivable	$ 480
Goodwill	3,879
Intangible assets	1,990
Total assets	$6,349
Liabilities:	
Accrued expenses	$1,215
Deferred revenue	1,057
Total liabilities	$2,272
Net assets acquired	$4,077

The acquired intangible asset is being amortized using an accelerated method according to the expected cash flows to be received from the underlying asset over its respective life as follows:

	Assigned Value (in thousands)	Useful Life
Amortized intangible asset:		
Customer relationships	$1,990	5 years
Subtotal	$1,990	

Amortization expense related to the intangible assets acquired from Giga was $80,000 during 2003.

(3) Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 141 also specifies criteria that acquired intangible assets must meet to be recognized and reported apart from goodwill. As a result of the adoption of SFAS No. 141 on January 1, 2002, Forrester reclassified approximately $82,000 of assembled workforce-related intangible assets into goodwill resulting in total goodwill of $13.2 million at December 31, 2002 relating primarily to the acquisition of Forit GmbH in 2000. The adoption of SFAS No. 141 did not have a material effect on Forrester's consolidated financial position or results of operations. In 2003, Forrester acquired $43.8 million of goodwill through the acquisitions discussed in Note 2.

SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be measured for impairment at least annually or whenever events indicate that there may be an impairment. Forrester adopted SFAS No. 142 effective January 1, 2002. In connection with the SFAS No. 142 transitional goodwill impairment evaluation, Forrester was required to perform an assessment of whether there was an indication that goodwill in any reporting unit was impaired as of the date of adoption. Through an independently obtained appraisal, it was determined that the carrying amount of the reporting unit with goodwill did not exceed the fair value, and as a result no transitional impairment loss existed. Forrester has selected November 30th as its date of performing the annual goodwill impairment test. Forrester obtained an independent appraisal as of November 30, 2003 and determined that no impairment of its goodwill had occurred.

Had the provisions of SFAS No. 142 been applied for the year ended December 31, 2001, Forrester's net income and net income per share would have been as follows:

	Year Ended December 31,		
	2001	2002	2003
	(in thousands, except for per share data)		
Reported net income	$18,117	$ 589	$2,191
Effect of SFAS No. 142, net of tax	455	—	—
Adjusted net income	$18,572	$ 589	$2,191
Reported basic net income per common share	$ 0.80	$0.03	$ 0.10
Effect of SFAS No. 142, net of tax	0.02	—	—
Adjusted basic net income per common share	$ 0.82	$0.03	$ 0.10
Reported diluted net income per common share	$ 0.76	$0.02	$ 0.10
Effect of SFAS No. 142, net of tax	0.02	—	—
Adjusted diluted net income per common share	$ 0.78	$0.02	$ 0.10

A summary of Forrester's intangible assets as of December 31, 2003 and 2002 is as follows:

	December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)	
Amortizable intangible assets:			
Customer base	$ 900	$290	$610
Research content	600	450	150
Total	$1,500	$740	$760

	December 31, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(in thousands)	
Amortizable intangible assets:			
Customer base	$19,960	$6,906	$13,054
Research content	2,444	2,137	307
Trademarks	570	475	95
Total	$22,974	$9,518	$13,456

Amortization expense related to identifiable intangible assets that will continue to be amortized in the future was approximately $328,000 and $8,778,000 during the years ended December 31, 2002 and 2003, respectively. Estimated amortization expense related to identifiable intangible assets that will continue to be amortized is as follows:

	Amounts (in thousands)
Year ending December 31, 2004	$ 6,440
Year ending December 31, 2005	3,496
Year ending December 31, 2006	2,062
Year ending December 31, 2007	1,228
Year ending December 31, 2008	230
Total	$13,456

(4) Reorganizations

August 5, 2003 Reorganization

On August 5, 2003, Forrester announced a reduction of its work force by approximately 30 positions in connection with the integration of Giga. As a result, Forrester recorded a reorganization charge of approximately $1.2 million in the year ended December 31, 2003. Approximately 53% of the terminated employees had been members of the sales force, while 35% and 12% had held research and administrative roles, respectively. The charge consisted primarily of severance and related benefits costs, and other payments for professional services incurred in connection with the reorganization.

The costs related to the August 5, 2003 reorganization are as follows:

	Total Charge	Cash Payments	Accrued as of December 31, 2003
		(in thousands)	
Workforce reduction	$1,230	$1,060	$170

The accrued costs related to the August 5, 2003 reorganization are expected to be paid by March 31, 2004.

July 24, 2002 Reorganization

On July 24, 2002, Forrester announced a reduction of its work force by approximately 21 positions in response to conditions and demands of the market. As a result, Forrester recorded an initial reorganization charge of approximately $2.6 million during the year ended December 31, 2002. Approximately 31% of the terminated employees were members of the sales force, while 41% and 28% held research and administrative roles, respectively. The initial charge consisted primarily of severance and related benefits costs, office consolidation costs, such as contractual lease commitments for space that was vacated, the write-off of related leasehold improvements, and other payments for professional services incurred in connection with the reorganization. Additional depreciable assets that were written off consisted primarily of computer equipment, software, and furniture and fixtures related to vacated locations in connection with the reorganization.

In 2003, Forrester revised the estimates of the July 24, 2002 reorganization charge to provide for additional losses for office consolidation costs resulting in an additional reorganization charge of $269,000.

Total costs related to the July 24, 2002 reorganization are as follows:

	Total Initial Charge	Non-Cash Charges	2002 Cash Payments	Accrued as of December 31, 2002
		(in thousands)		
Workforce reduction	$ 908	$ —	$ 857	$ 51
Facility consolidation and other related costs	889	—	228	661
Depreciable assets	766	766	—	—
Total	$2,563	$766	$1,085	$712

	Accrued as of December 31, 2002	2003 Cash Payments	2003 Subsequent Revision	Accrued as of December 31, 2003
		(in thousands)		
Workforce reduction	$ 51	$ 51	$ —	$ —
Facility consolidation and other related costs	661	206	269	724
Total	$712	$257	$269	$724

The accrued costs related to the July 24, 2002 reorganization are expected to be paid in the following periods:

	2004	2005	2006	Accrued as of December 31, 2003
		(in thousands)		
Facility consolidation and other related costs	$484	$164	$76	$724

January 10, 2002 Reorganization

On January 10, 2002, Forrester announced a reduction of its work force by approximately 126 positions in response to conditions and demands of the market and a slower economy. As a result, Forrester recorded an initial reorganization charge of approximately $9.3 million in the three months ended March 31, 2002. Approximately 39% of the terminated employees were members of the sales force, while 33% and 28% held research and administrative roles, respectively. The initial charge consisted primarily of severance and related benefits costs, office consolidation costs, such as contractual lease commitments for space that was vacated, the write-off of related leasehold improvements, and other payments for professional services incurred in connection with the reorganization. Additional depreciable assets that were written off included computer equipment, software, and furniture and fixtures related to terminated employees and vacated locations in connection with the reorganization.

During the three months ended September 30, 2002, Forrester revised the estimates of the January 10, 2002 reorganization charge to provide for additional losses for office consolidation costs and the write-off of related leasehold improvements due to deteriorating real estate market conditions. As a result, Forrester recorded an additional reorganization charge during the three months ended September 30, 2002 of approximately $593,000. Forrester also concluded that approximately $74,000 of the initial reorganization charge associated with severance was excess, and accordingly, reversed that amount through reorganization costs in the statement of income during the three months ended September 30, 2002.

In 2003, Forrester revised the estimates of the January 10, 2002 reorganization charge to provide for additional losses for office consolidation costs due to the continued deteriorating real estate market conditions resulting in an additional reorganization charge of $1.1 million.

Total costs related to the January 10, 2002 reorganization are as follows:

	Total Initial Charge	2002 Subsequent Revision	Non-Cash Charges	Cash Payments	Accrued as of December 31, 2002
			(in thousands)		
Workforce reduction	$3,545	$(74)	$ —	$3,471	$ —
Facility consolidation and other related costs	2,934	502	—	598	2,838
Depreciable assets	2,772	91	2,863	—	—
Total	$9,251	$519	$2,863	$4,069	$2,838

	Accrued as of December 31, 2002	2003 Cash Payments	2003 Subsequent Revision	Accrued as of December 31, 2003
		(in thousands)		
Facility consolidation and other related costs	$2,838	$1,356	$1,095	$2,577

The accrued costs related to the January 10, 2002 reorganization are expected to be paid in the following periods:

	2004	2005	2006	Accrued as of December 31, 2003
		(in thousands)		
Facility consolidation and other related costs	$1,503	$851	$223	$2,577

July 12, 2001 Reorganization

On July 12, 2001, Forrester announced a sales force reorganization and general work force reduction in response to conditions and demands of the market and a slower economy. As a result, Forrester reduced its work force by 111 positions, closed sales offices in Atlanta, Los Angeles, Melbourne, New York, and Zurich, and recorded a reorganization charge of approximately $3.1 million during the year ended December 31, 2001. Approximately 66% of the terminated employees had been members of the sales force, while 12% and 22% had held research and administrative roles, respectively. This charge consisted primarily of severance and related benefits costs from the work force reduction. This charge also included office consolidation costs, such as contractual lease commitments for space that was vacated, the write-off of related leasehold improvements, and other payments for professional services incurred in connection with the reorganization. Additional depreciable assets that were written off included computer equipment, software, and furniture and fixtures related to terminated employees and vacated locations in connection with the reorganization.

During the three months ended March 31, 2002, management concluded that approximately $163,000 of the reorganization charge was excess, and accordingly, reversed that amount through reorganization costs in the statement of income during that period. All liabilities associated with the July 12, 2001 reorganization were paid in 2001 or 2002, accordingly, there was no accrual remaining at December 31, 2002.

(5) Marketable Securities

The Company's available-for-sale securities at December 31, 2002 and 2003 consist of investments in federal obligations, state and municipal obligations and corporate obligations, which were recorded at fair market value, with any unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss). There were no held-to-maturity or trading securities at December 31, 2002 and 2003.

The aggregate market value, amortized cost, unrealized gains and unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of December 31, 2002			
	Market Value	Amortized Cost	Unrealized Gains	Unrealized Losses
Federal agency obligations	$ 21,217	$ 21,155	$ 62	$—
State and municipal bonds	114,260	112,994	1,269	3
Corporate obligations	47,675	47,346	384	55
	$183,152	$181,495	$1,715	$58

	As of December 31, 2003			
	Market Value	Amortized Cost	Unrealized Gains	Unrealized Losses
Federal agency obligations	$ 11,530	$ 11,583	$ 294	$347
State and municipal bonds	36,640	36,308	344	7
Corporate obligations	56,178	55,499	692	12
	$104,348	$103,384	$1,330	$366

The following table summarizes the maturity periods of marketable securities as of December 31, 2003:

	2004	2005	2006	2007	Total
Federal agency obligations	$10,529	$ —	$ 1,001	$ —	$ 11,530
State and municipal bonds	19,786	10,232	4,581	2,041	36,640
Corporate obligations	20,250	3,900	15,390	16,638	56,178
	$50,565	$14,132	$20,972	$18,679	$104,348

Gross realized losses on sales of marketable securities for the years ended December 31, 2001 and 2002, which were calculated based on specific identification, were approximately $70,000 and $287,000, respectively. Gross realized gains on sales of marketable securities for the year ended December 31, 2003, which were calculated based on specific identification, were approximately $509,000.

(6) Non-Marketable Investments

At December 31, 2002 and 2003, the carrying value of non-marketable investments is as follows (in thousands):

	2002	2003
Private equity funds	$ 7,771	$ 9,354
Doculabs, Inc.	1,526	340
comScore Networks, Inc.	453	323
Greenfield Online, Inc.	267	267
	$10,017	$10,284

In June 2000, Forrester committed to invest $20.0 million in two private equity investment funds over a period of up to five years. During the years ended December 31, 2002 and 2003, Forrester contributed approximately $5.0 million and $3.3 million, respectively, to these investment funds, resulting in total cumulative contributions of approximately $15.5 million to date. One of these investments is being accounted for using the cost method, and accordingly, is valued at cost unless an other than temporary impairment in its value occurs or the investment is liquidated. The other investment is being accounted for using the equity method. The carrying value of the investment funds as of December 31, 2003 was approximately $9.4 million. During the years ended December 31, 2001, 2002, and 2003, Forrester recorded net impairments to these investments of approximately $907,000, $2,383,000, and $861,000, respectively, which are included in the consolidated statements of income. During 2003, one of the private equity investment funds distributed publicly-listed common stock to Forrester, which Forrester sold. The disposal of the common stock resulted in a gain of $419,000 recorded in the consolidated statement of income for 2003 as a reduction of impairments of non-marketable investments. During 2002 and 2003, fund management charges of approximately $484,000 and $410,000, respectively, were included in other income, net in the consolidated statements of income. Fund management charges are recorded as a reduction of the investments' carrying value. Forrester has adopted a cash bonus plan to pay bonuses, after the return of invested capital, measured by the proceeds of a portion of its share of net profits from these investments, if any, to certain key employees, subject to the terms and conditions of the plan. The payment of such bonuses would result in compensation expense with respect to the amounts so paid.

The timing of the recognition of future gains or losses from these investment funds is beyond Forrester's control. As a result, it is not possible to predict when Forrester will recognize such gains or losses, if Forrester will award cash bonuses based on the net profit from such investments, or when Forrester will incur compensation expense in connection with the payment of such bonuses. If the investment funds realize large gains or losses on their investments, Forrester could experience significant variations in its quarterly results unrelated to its business operations. These variations could be due to significant gains or losses or to significant compensation expenses. While gains may offset compensation expenses in a particular quarter, there can be no assurance that related gains and compensation expenses will occur in the same quarters.

During the years ended December 31, 2001, 2002, and 2003, Forrester recognized revenues of approximately $102,000, $234,000, and $133,000 respectively, related to a core research and advisory services contract purchased by one of the private equity investment firms.

In March 2000, Forrester invested $1.0 million in the common stock of Doculabs, Inc. ("Doculabs"), an independent technology research firm. In March 2001, Forrester invested an additional $2.0 million, resulting in approximately a 10.4% ownership interest in Doculabs. This investment is being accounted for using the cost method and, accordingly, is being valued at cost unless an impairment in its value that is other than temporary occurs or the investment is liquidated. In December 2001, Forrester determined that its investment had been impaired. As a result, Forrester recorded a write-down of $1,474,000 to impairments of non-marketable investments in the consolidated statement of income during the year ended December 31, 2001. In December 2003, Forrester determined that its investment had been further impaired. As a result, Forrester recorded a write-down of $1,186,000 to impairments of non-marketable investments in the consolidated statement of income during the year ended December 31, 2003. As of December 31, 2003, Forrester determined that no further impairment had occurred.

During the years ended December 31, 2001, 2002, and 2003, Forrester expensed approximately $1,030,000, $931,000, and $11,000, respectively, to the cost of services and fulfillment related to services purchased from Doculabs.

In July 2000, Forrester invested $1.6 million to purchase preferred shares of comScore Networks, Inc. ("comScore"), a provider of infrastructure services which utilizes proprietary technology to accumulate comprehensive information on consumer buying behavior, resulting in approximately a 1.2% ownership interest. This investment is being accounted for using the cost method and, accordingly, is valued at cost unless a permanent impairment in its value occurs or the investment is liquidated. In September 2001, Forrester determined that its investment in comScore had been permanently impaired due to an additional round of financing at a significantly lower valuation. As a result, Forrester recorded a write-down of $836,000 in the consolidated statement of income. In June 2002, Forrester determined that its investment in comScore had been permanently impaired due to an additional round of financing at a significantly lower valuation. As a result, Forrester recorded a further write-down of $271,000 in the consolidated statement of income. In June 2003, Forrester determined that its investment in comScore had been permanently impaired due to an additional round of financing at a significantly lower valuation. As a result, Forrester recorded a further write-down of $130,000 in the consolidated statement of income. As of December 31, 2003, Forrester determined that no further permanent impairment had occurred.

During the year ended December 31, 2001, Forrester expensed approximately $60,000 to the cost of services and fulfillment related to services purchased from comScore.

Forrester owns approximately 1.1% of a holding company that is the majority shareholder of Greenfield Online, Inc. ("Greenfield"), an Internet-based marketing research firm. As a result of this investment, Forrester effectively owns approximately a 1.1% ownership interest in Greenfield. This investment is accounted for as a cost based investment and accordingly is being valued at cost. No impairments were recorded for 2001, 2002, and 2003.

During the years ended December 31, 2001, 2002, and 2003, Forrester expensed approximately $314,000, $183,000, and $108,000, respectively, to the cost of services and fulfillment related to services purchased from Greenfield.

In September 2001, Forrester sold its Internet AdWatch™ product to Evaliant Media Resources LLC ("Evaliant"), a privately held international provider of online advertising data, in exchange for membership interest in Evaliant representing approximately a 8.3% ownership interest. Revenues related to the Internet AdWatch product were not material to Forrester's total revenues in any of the periods presented. This investment was being accounted for using the cost method and, accordingly, was being valued at cost unless an impairment in its value that is other than temporary occurs or the investment is liquidated. This transaction resulted in a net gain to Forrester of approximately $1.7 million during the quarter ended September 30, 2001, which was classified as other income in the consolidated statement of income. In March 2002, Forrester determined that its investment had been impaired. As a result, Forrester recorded a write-down of approximately $1,464,000, which was included in the consolidated statement of income during the year ended December 31, 2002, reducing the carrying value to approximately $250,000. Substantially all of Evaliant's assets were sold in June 2002 resulting in no gain or loss on the transaction.

(7) Income Taxes

Forrester accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax base of assets and liabilities as well as operating loss carryforwards. Forrester measures deferred taxes based on enacted tax rates assumed to be in effect when these differences reverse.

Income (loss) before income tax provision (benefit) for the years ended December 31, 2001, 2002, and 2003 consists of the following (in thousands):

	2001	2002	2003
Domestic	$22,760	$(581)	$1,446
Foreign	4,282	859	1,730
Total	$27,042	$ 278	$3,176

The components of the income tax provision (benefit) for the years ended December 31, 2001, 2002, and 2003 are as follows (in thousands):

	2001	2002	2003
Current —			
Federal	$ 8,424	$(1,187)	$ 335
State	1,038	80	(84)
Foreign	2,153	625	420
	11,615	(482)	671
Deferred —			
Federal	(1,846)	(614)	174
State	(158)	(330)	140
Foreign	(686)	(416)	—
	(2,690)	(1,360)	314
Less — valuation allowance	—	1,531	—
Income tax provision (benefit)	$ 8,925	$ (311)	$ 985

A reconciliation of the federal statutory rate to Forrester's effective tax rate for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Income tax provision at federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax resulting from —			
State tax provision, net of federal benefit	2.8	2.9	1.2
Non-deductible expenses	0.5	30.8	3.7
Tax-exempt interest income	(5.8)	(679.1)	(17.7)
Other, net	0.5	(52.2)	8.8
Change in valuation allowance	—	550.7	—
Effective income tax rate	33.0%	(111.9)%	31.0%

The components of deferred income taxes as of December 31, 2002 and 2003 are as follows (in thousands):

	2002	2003
Non-deductible reserves and accruals	$ 5,057	$ 2,953
Depreciation and amortization	1,171	738
Deferred commissions	(1,286)	(2,189)
Net operating loss and other carryforwards	18,219	40,188
Gross deferred tax asset	23,161	41,690
Less — Valuation allowance	(1,531)	(1,531)
Net deferred tax asset	$21,630	$40,159

Forrester has aggregate net operating loss carryforwards for federal tax purposes of approximately $104.7 million primarily related to exercises of employee stock options and operating loss carryforwards acquired in connection with the acquisition of Giga. The net operating losses relating to the exercises of stock options were recorded as a benefit to additional paid-in capital within stockholders' equity. These net operating loss carryforwards will expire between the years 2015 and 2023. The use of these net operating loss carryforwards may be limited pursuant to Internal Revenue Code Section 382 as a result of future ownership changes.

During the year ended December 31, 2002, Forrester recorded a valuation allowance of $1.5 million primarily related to net operating loss carryforwards in Germany. Forrester has not provided a valuation allowance for the remaining net deferred tax assets, primarily its federal net operating loss carryforwards, as management believes Forrester will have sufficient time to realize these assets during the twenty-year carryforward period.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the carryforwards expire. Although realization is not assured, based upon the level of historical taxable income of Forrester and projections for Forrester's future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that Forrester will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

(8) Commitments

Forrester leases its office space and certain office equipment under operating leases. At December 31, 2003, approximate future minimum rentals for operating leases and purchase obligations for third party survey costs are as follows (in thousands):

2004	$14,411
2005	11,605
2006	8,530
2007	3,833
2008	2,314
Thereafter	5,725
Total minimum lease payments	$46,418

Future minimum rentals have not been reduced by minimum sublease rentals to be received of $3,682,000 due in the future under subleases. These rentals are due as follows: $1,676,000 in 2004, $1,332,000 in 2005, and $674,000 in 2006.

Aggregate rent expenses, net of sublease income, were approximately $9,388,000, $8,323,000, and $7,688,000 for the years ended December 31, 2001, 2002, and 2003, respectively.

(9) Stockholders' Equity

Preferred Stock

Forrester has authorized 500,000 shares of $.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any series or designation of such series.

Treasury Stock

In October 2001, Forrester announced a program authorizing the repurchase of up to $50 million of Forrester's common stock. The shares repurchased will be used, among other things, in connection with Forrester's employee stock option and purchase plans and for potential acquisitions. As of December 31, 2003, Forrester had repurchased approximately 1,894,000 shares of common stock at an aggregate cost of $30.3 million.

During the three months ended December 31, 2003, Forrester entered into a structured stock repurchase agreement giving Forrester the right to acquire shares of Forrester's common stock in exchange for an up-front net payment of $2.0 million. This agreement expires in February 2004. Pursuant to the agreement, if Forrester's stock price is above a certain price on the expiration date, Forrester will have the investment of $2.0 million returned with a premium. If Forrester's stock price is below a certain price on the expiration date, Forrester will receive approximately 119,000 shares of Forrester's common stock. The $2.0 million up-front net payment is recorded in stockholder's equity as a reduction of additional paid-in capital in the accompanying consolidated balance sheet.

During each of the three month periods ended March 31, 2003, June 30, 2003 and September 30, 2003, Forrester entered into similar agreements in exchange for up-front net payments of $2.0 million. Upon expiration of each of these agreements, Forrester received approximately $2.1 million of cash. During each of the three month periods ended September 30, 2002 and December 31, 2002, Forrester entered into similar agreements in exchange for up-front net payments of $2.0 million. Upon expiration of each of these agreements, in 2002 and 2003, respectively, Forrester received 143,524 and 144,291 shares, respectively, which were recorded as treasury stock.

(10) Stock Option Plans

In February 1996, Forrester adopted the Forrester Research, Inc. 1996 Equity Incentive Plan, which has been subsequently amended (the "Plan"). The Plan provides for the issuance of incentive stock options ("ISOs") and non-qualified stock options ("NSOs") to purchase up to 13,500,000 shares of common stock. Under the terms of the Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). ISO grants to holders of 10% of the combined voting power of all classes of Forrester stock must be granted at an exercise price not less than 110% of the fair market value at the date of grant. Options generally vest ratably over three to four years and expire after 10 years. Options granted under the Plan immediately vest upon certain events, as described in the Plan.

In September 1996, Forrester adopted the 1996 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), which provides for the issuance of options to purchase up to 300,000 shares of common stock. The Directors' Plan was amended in 2002 to increase the number of shares of common stock available for issuance under the Directors' Plan by 300,000 shares. The Directors' Plan is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"). Under the Directors' Plan, each non-employee director shall be awarded options to purchase 6,000 shares of common stock, at an exercise price equal to the fair market value of the common stock upon his or her election as a director. These options vest in three equal annual installments commencing on the date of grant. In addition, each non-employee director will also receive an option to purchase 12,500 shares of common stock, at an exercise price equal to the fair market value of the common stock, each year immediately following Forrester's annual stockholders' meeting. These options vest in four equal installments on the first, second, third, and fourth anniversaries of the date of grant. The Compensation Committee also has the authority under the Directors' Plan to grant options to non-employee directors in such amounts and on such terms as set forth in the Directors' Plan as it shall determine at the time of grant.

Stock option activity under the Plan and under the Directors' Plan from December 31, 2000, to December 31, 2003, was as follows (in thousands, except per share data):

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2000	6,278	$ 2.75-70.84	$19.65
Granted	1,361	15.47-55.00	24.83
Exercised	(1,146)	2.75-34.16	12.81
Forfeited	(643)	11.69-70.84	29.09
Outstanding at December 31, 2001	5,850	2.75-70.84	21.17
Granted	930	12.77-20.16	16.44
Exercised	(924)	2.75-19.85	11.1
Forfeited	(1,652)	11.69-70.84	24.59
Outstanding at December 31, 2002	4,204	2.75-70.84	20.99
Granted	1,511	13.73-18.63	14.75
Exercised	(242)	14.60-19.50	16.49
Forfeited	(626)	11.00-62.44	21.89
Outstanding at December 31, 2003	4,847	$2.75-$70.84	$19.39
Exercisable at December 31, 2003	2,457	$2.75-$70.84	$21.79
Exercisable at December 31, 2002	2,430	$2.75-$70.84	$20.25
Exercisable at December 31, 2001	2,526	$2.75-$70.84	$18.18

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003 (in thousands, except per share data):

	Options Outstanding at December 31, 2003	Weighted Average Exercise Price of Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable at December 31, 2003	Weighted Average Exercise Price of Options Exercisable
Range of exercise prices					
$ 2.75-6.50	39	$ 4.11	2.36	39	$ 4.11
9.57-11.50	115	9.93	3.87	115	9.93
11.69-13.73	557	11.72	5.16	533	11.71
13.94-15.47	1,332	14.58	9.17	60	14.55
15.49-18.69	986	16.44	7.78	358	16.75
18.75-24.64	931	22.48	5.81	733	22.71
25.16-31.39	619	25.88	6.85	364	26.31
33.50-49.78	133	42.17	6.52	125	41.83
52.67-70.84	135	59.02	6.55	130	59.24
	4,847	$19.39	7.16	2,457	$21.79

As of December 31, 2003, options available for future grant under the Plan and the Directors' Plan were approximately 3,125,000.

As described in Note 1, Forrester applies APB No. 25 to account for equity grants and awards to employees. All grants have been made with exercise prices equal to or in excess of fair market value.

Accordingly, there is no compensation expense related to option grants reflected in the accompanying consolidated financial statements as all options granted were granted at fair market value at grant date. Forrester has adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, and has presented such disclosure in Note 1. The "fair value" of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The key assumptions used to apply this pricing model and the related weighted average fair values are as follows:

	2001	2002	2003
Risk-free interest rate	4.09%	3.10%	2.11%
Expected dividend yield	—	—	—
Expected lives	3 years	4 years	4 years
Expected volatility	71%	61%	55%
Weighted average fair value	$ 13.67	$ 9.89	$ 6.47

In January 1998, Forrester's founder and principal shareholder granted certain key employees options to purchase 2,000,000 shares of his common stock. The options have an exercise price of $9.57 and vest as follows: one-thirty-sixth of the total number of options granted monthly through January 28, 1999; and one-third of the total number of options granted on and after each of January 28, 2000, and January 28, 2001. As of December 31, 2003, approximately 70,500 options remained outstanding, all of which were exercisable.

(11) Employee Pension Plans

Forrester sponsors several defined contribution plans for eligible employees. Generally, the defined contribution plans have funding provisions which, in certain situations, require contributions based upon formulas relating to employee wages or the level of elective participant contributions, as well as allow for additional discretionary contributions. Further, certain plans contain vesting provisions. Forrester's pension contributions totaled approximately $1,276,000, $762,000, and $1,046,000 for the years ended December 31, 2001, 2002, and 2003, respectively.

(12) Employee Stock Purchase Plan

In September 1996, Forrester adopted the 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"), which provides for the issuance of up to 400,000 shares of common stock. The Stock Purchase Plan was amended in 2002 to increase the number of shares of common stock available for purchase under the Stock Purchase Plan by 500,000 shares. The Stock Purchase Plan is administered by the Compensation Committee of the Board of Directors. With certain limited exceptions, all employees of Forrester who have completed six months or more of continuous service in the employ of Forrester and whose customary employment is more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are generally six months in length and commence on each successive January 1 and July 1. During each purchase period under the Stock Purchase Plan, the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to a maximum of 10% deducted from his or her regular salary for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of: a) 85% of the closing price of the common stock on the day that the purchase period commences, or b) 85% of the closing price of the common stock on the day that the purchase period terminates. Shares purchased by employees under the Stock Purchase Plan are as follows:

Purchase Period Ended —	Shares Purchased	Purchase Price
June 30, 2001	54,658	$19.20
December 31, 2001	40,580	$17.12
June 30, 2002	35,081	$16.49
December 31, 2002	32,585	$13.23
June 30, 2003	32,233	$13.29
December 31, 2003	35,735	$13.39

(13) Operating Segment and Enterprise Wide Reporting

Operating segments are defined as components of an enterprise about which separate discrete financial information is evaluated regularly by the chief operating decision-maker, or decision-making group, as defined under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, in deciding how to allocate resources and assess performance. Forrester's chief decision-making group is the Executive Team, consisting of the Chief Executive Officer and other executive officers. To date, Forrester has viewed its operations and managed its business as principally one segment, research services. As a result, the financial information disclosed herein materially represents all of the financial information related to Forrester's principal operating segment. Long-lived tangible assets by location as of December 31, 2002 and 2003 are as follows (in thousands):

	2002	2003
United States	$18,706	$19,048
United Kingdom	1,064	869
Europe (excluding United Kingdom)	1,021	613
	$20,791	$20,530

Net revenues by geographic destination and as a percentage of total revenues for the years ended December 31, 2001, 2002, and 2003 are as follows (dollars in thousands):

	2001	2002	2003
United States	$112,349	$69,292	$ 89,412
United Kingdom	13,450	8,302	11,338
Europe (excluding United Kingdom)	17,288	9,508	12,056
Canada	7,086	3,004	6,154
Other	8,947	6,830	7,039
	$159,120	$96,936	$125,999
United States	71%	71%	71%
United Kingdom	8	9	9
Europe (excluding United Kingdom)	11	10	10
Canada	4	3	5
Other	6	7	5
	100%	100%	100%

(14) Certain Balance Sheet Accounts

Property and Equipment:

Property and equipment as of December 31, 2002 and 2003 consist of the following (in thousands):

	2002	2003
Computers and equipment	$18,017	$20,447
Computer software	8,750	16,288
Furniture and fixtures	3,447	4,235
Leasehold improvements	6,715	7,135
Total property and equipment	36,929	48,105
Less accumulated depreciation and amortization	26,255	39,839
Property and equipment, net	$10,674	$ 8,266

Accrued Expenses:

Accrued expenses as of December 31, 2002 and 2003 consist of the following (in thousands):

	2002	2003
Payroll and related	$ 9,472	$11,458
Income taxes	1,875	2,657
Facility consolidation costs	3,499	6,646
Other	5,835	10,696
	$20,681	$31,457

Allowance for Doubtful Accounts:

A roll-forward of the allowance for doubtful accounts as of and for the years ended December 31, 2001, 2002, and 2003 is as follows (in thousands):

	2001	2002	2003
Balance, beginning of year	$ 1,293	$ 966	$ 837
Provision for doubtful accounts	885	246	—
Additions arising from acquisitions (Note 2)	—	—	987
Write-offs	(1,212)	(375)	(415)
Balance, end of year	$ 966	$ 837	$1,409

(15) Summary Selected Quarterly Financial Data (Unaudited)

The following is a summary of selected quarterly financial data for the years ended December 31, 2002 and 2003 (in thousands, except per share data):

	Quarter Ended			
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002
Revenues	$26,056	$25,433	$21,938	$23,509
Income (loss) from operations	$(5,959)	$ 2,861	$ (696)	$ 2,651
Net (loss) income	$(6,115)	$ 3,547	$ (307)	$ 3,464
Basic net income (loss) per common share	$ (0.26)	$ 0.15	$ (0.01)	$ 0.15
Diluted net income (loss) per common share	$ (0.26)	$ 0.15	$ (0.01)	$ 0.15

	Quarter Ended			
	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Revenues	$24,482	$33,978	$32,208	$35,331
Income (loss) from operations	$ 1,280	$ (342)	$ (518)	$ 1,158
Net income	$ 1,777	$ 141	$ 186	$ 87
Basic net income per common share	$ 0.08	$ 0.01	$ 0.01	$ 0.00
Diluted net income per common share	$ 0.08	$ 0.01	$ 0.01	$ 0.00

(16) Subsequent Event

In January 2004, Forrester reduced its European headcount by 12 employees and expects to record a reorganization charge estimated between $1.5 million and $2.5 million related to this reduction in force and consolidation of office space.

EXHIBIT INDEX

Exhibit No.	Description
2.1(1)	Stock Purchase Agreement dated as of November 15, 1999 among Forrester Research, Inc., William Reeve and Neil Bradford.
2.2(7)	Agreement and Plan of Merger dated as of January 20, 2003 between Forrester Research, Inc., Whitcomb Acquisition Corp. and Giga Information Group, Inc.
3.1(3)	Restated Certificate of Incorporation of Forrester.
3.2(5)	Certificate of Amendment of the Certificate of Incorporation of Forrester.
3.3(2)	Bylaws of the Company, as amended.
4(3)	Specimen Certificate for shares of Common Stock, $.01 par value, of Forrester.
10.1†(3)	Registration Rights and Non-Competition Agreement.
10.2†(3)	Tax Indemnification Agreement dated November 25, 1996.
10.3†(3)	1996 Amended and Restated Equity Incentive Plan, as amended.
10.4†(3)	1996 Employee Stock Purchase Plan, as amended.
10.5†(6)	1996 Amended and Restated Stock Option Plan for Non-Employee Directors.
10.10(4)	Lease dated May 6, 1999 between Technology Square LLC and the Company for the premises located at 400 Technology Square, Cambridge, Massachusetts.
10.11(5)	Registration Rights Agreement.
10.12(5)	Indemnification Agreement.
16(8)	Letter dated April 5, 2002 from Arthur Andersen LLP to the Securities and Exchange Commission.
21(2)	Subsidiaries of the Registrant.
23.1(2)	Consent of Deloitte and Touche LLP.
23.2(2)	Information regarding Consent of Arthur Andersen LLP.
31.1(2)	Certification of the Principal Executive Officer
31.2(2)	Certification of the Principal Financial Officer
32.1(2)	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2(2)	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

† Denotes management contract or compensation arrangements.

(1) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on November 30, 1999 (File No. 000-21433) and incorporated by reference herein.

(2) Filed herewith.

(3) Filed as an Exhibit to Forrester's Registration Statement on Form S-1 filed on September 26, 1996 (File No. 333-12761) and incorporated by reference herein.

(4) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 000-21433) and incorporated by reference herein.

(5) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-21433) and incorporated by reference herein.

(6) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 (File No. 000-21433) and incorporated herein by reference.

(7) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on January 22, 2003 (File No. 000-21433) and incorporated herein by reference.

(8) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on April 5, 2002 (File No. 000-21433) and incorporated herein by reference.

company information

Corporate Headquarters
Forrester Research, Inc.
400 Technology Square
Cambridge, MA 02139
USA
Tel: +1 617/613-6000
Fax: +1 617/613-5000

European Headquarters
Forrester Research B.V.
Rijnsburgstraat 9-11
1059 AT Amsterdam
Netherlands
Tel: +31 20 305 43 00
Fax: +31 20 305 43 33

Board Of Directors
Henk W. Broeders
Member of the Executive Committee
Cap Gemini S.A.

George F. Colony
Chairman of the Board and Chief Executive Officer
Forrester Research, Inc.

Robert M. Galford
Managing Partner
Center for Executive Development

George R. Hornig
Managing Director & Chief Operating Officer
Private Equity Division
Credit Suisse First Boston

Michael H. Welles
Chief Operating Officer
S2 Security Corporation

Executive Officers
Richard C. Belanger
Chief Technology Officer

Tahar Bouhafs
Managing Director, Forrester Asia, MEA, Latin America

Neil Bradford
President, Forrester North America

George F. Colony
Chairman of the Board and Chief Executive Officer

Robert W. Davidson
President, Forrester Europe

Warren Hadley
Chief Financial Officer and Treasurer

Brian E. Kardon
Chief Strategy and Marketing Officer

Daniel Mahoney
Senior Vice President, Research

Gail S. Mann, Esq.
Chief Legal Officer and Secretary

Timothy M. Riley
Chief People Officer

Annual Meeting
Forrester's annual meeting of stockholders will be held at 10 a.m. EDT on May 11, 2004, at the offices of Ropes & Gray, One International Place, Boston, Mass.

Investor Relations
Requests for financial information should be sent to:
Kimberly A. Maxwell
Director, Investor Relations
Forrester Research, Inc.
400 Technology Square
Cambridge, MA 02139
USA
Tel: +1 617/613-6234
Fax: +1 617/613-5234
investorrelations@forrester.com

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 9187
Canton, MA 02021
Tel: +1 781/843-4299

Independent Auditor
Deloitte & Touche LLP
Boston, Mass.

Legal Counsel
Ropes & Gray
Boston, Mass.

Stock Listing And Trading Symbol
Forrester's common stock is listed on the Nasdaq National Market System under the trading symbol "FORR." The approximate number of stockholders of record as of March 8, 2004, was 52.

The following table represents the ranges of high and low sale prices of Forrester's common stock for the fiscal years ended December 31, 2002, and December 31, 2003.

	2002		2003	
	High	Low	High	Low
Q1	$20.94	$15.52	$17.40	$11.61
Q2	$20.55	$17.30	$16.65	$13.85
Q3	$19.40	$13.45	$17.29	$13.33
Q4	$16.39	$11.48	$19.97	$14.14

Dividends
Forrester did not declare or pay any cash dividends during the fiscal years ended December 31, 2002, and December 31, 2003. Forrester anticipates that future earnings, if any, will be retained for the development of its business, and Forrester does not anticipate paying any cash dividends on its common stock in the foreseeable future.

Form 10-K
A copy of Forrester's annual report on Form 10-K (excluding exhibits) can be obtained without charge by writing or telephoning Forrester's Investor Relations department at its Cambridge headquarters.

1983 FORRESTER® 2003